                                1,800,000 SHARES

                                     [LOGO]

                       ESTERLINE TECHNOLOGIES CORPORATION
                                  COMMON STOCK
                                ----------------

    All of the shares of Common Stock offered hereby are being sold by Esterline Technologies Corporation, a Delaware corporation (the "Company"). Of the 1,800,000 shares of Common Stock offered, 1,440,000 shares are being offered hereby in the United States and Canada (the "U.S. Shares") and 360,000 shares are being offered in a concurrent international offering outside the United States and Canada. The price to the public and aggregate underwriting discounts and commissions per share will be identical for both offerings. See "Underwriting."

    The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the trading symbol "ESL." On February 7, 1996, the last reported sale price of the Common Stock as reported by the NYSE was $23.25 per share. See "Price Range of Common Stock."
                              -------------------

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" ON PAGE 6 IN THIS PROSPECTUS.
                               -----------------

THESE   SECURITIES   HAVE   NOT   BEEN   APPROVED   OR   DISAPPROVED   BY    THE
   SECURITIES    AND   EXCHANGE   COMMISSION    OR   ANY   STATE   SECURITIES
     COMMISSION  NOR  HAS  THE   SECURITIES  AND  EXCHANGE  COMMISSION   OR
        ANY   STATE  SECURITIES  COMMISSION  PASSED  UPON  THE  ACCURACY
            OR ADEQUACY OF  THIS PROSPECTUS.  ANY REPRESENTATION  TO
                          THE CONTRARY IS A CRIMINAL OFFENSE.

                                                         UNDERWRITING
                                        PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                         PUBLIC         COMMISSIONS (1)      COMPANY (2)
Per Share.........................       $23.00              $1.18             $21.82
Total.............................     $41,400,000        $2,124,000         $39,276,000
Total Assuming Full Exercise of
 Over-Allotment Option (3)........     $47,610,000        $2,442,600         $45,167,400

(1)  See "Underwriting."
(2) Before deducting expenses estimated at $415,000, which are payable by the Company.
(3) Assuming exercise in full of the 30-day option granted by the Company to the Underwriters to purchase up to 270,000 additional shares, on the same terms, solely to cover over-allotments. See "Underwriting."

                              -------------------

    The U.S. Shares are offered by the U.S. Underwriters, subject to prior sale, when, as and if delivered to and accepted by the U.S. Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made in New York City on or about February 13, 1996.
                              -------------------

PAINEWEBBER INCORPORATED
                          RAGEN MACKENZIE INCORPORATED
                                                   PACIFIC CREST SECURITIES INC.
                                  ------------

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 8, 1996

                          ALL PHOTOS ARE BLACK & WHITE

PHOTOS NUMBERS 1 AND 2 ARE ON THE INSIDE FRONT COVER OF THE PROSPECTUS. PHOTOS NUMBERS 3 THROUGH 6 ARE ON THE INSIDE BACK COVER OF THE PROSPECTUS.

Photo #1 shows a technician holding a drilled circuit board. In the background is an EXCELLON drilling machine.

          CAPTION
          EXCELLON AUTOMATION is a leading manufacturer of highly efficient automated drilling systems for the printed circuit board manufacturing industry. The proliferation of increasingly complex circuit boards is fueling Excellon's growth by helping to render older drilling machines obsolete.

Photo #2  shows  a  WHITNEY  punching  machine  with  a  touch-screen   computer
          controller.

          CAPTION
          WHITNEY designs and builds highly productive automated machine tool and material handling systems for cutting and punching sheet, plate, and structural steel. The punching machine pictured incorporates a touch-screen computer controller co-developed by Whitney and Excellon to provide full process traceability.

Photo #3  shows   (clockwise   from   left)  an   AUXITROL   optical  pyrometer,
          thermocouple harness, and high temperature sensor.

          CAPTION
          AUXITROL, headquartered in France, manufactures high-precision temperature and pressure sensing devices including (clockwise from left) optical pyrometers, thermocouple harnesses, and high-temperature sensors for aerospace applications. Auxitrol also manufactures a wide range of other measuring devices for shipbuilding, petroleum and process industries.

Photo #4  shows an array of ARMTEC combustible ordnance products.

          CAPTION
          ARMTEC currently is the principal U.S. producer of combustible ordnance products utilized by the U.S. Army. Products include the 120mm cartridge case used on the main armament system on the M-1A2 tank, and 60mm, 80mm and 120mm mortar increments.

Photo #5  shows a KORRY lighted switch panel with the facia removed.

          CAPTION
          KORRY'S electro-optical components and systems provide its customers with a significant technological advantage in such areas as night vision -- a top defense department priority.

Photo #6 shows the gauge head of a FEDERAL PRODUCTS dimensional measurement system.

          CAPTION
          FEDERAL PRODUCTS designs and produces a broad line of high-precision dimensional and surface measurement and inspection instruments and systems for dimensional and other quality control applications. Manufacturers use this equipment for direct shop-floor inspection to reduce costly rework at more advanced production stages.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS (INCLUDING NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE. UNLESS THE CONTEXT INDICATES OTHERWISE, REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" OR TO "ESTERLINE" ARE TO ESTERLINE TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.

                                  THE COMPANY

    Esterline is a diversified manufacturing company that has strong market positions within a variety of general manufacturing industries, including electronic equipment, metal fabrication, commercial aerospace and defense. The Company conducts its operations through three business segments: its Automation Group, Aerospace and Defense Group, and Instrumentation Group. The six principal subsidiaries of Esterline set forth below generated approximately 78% and 82% of net sales and 89% and 83% of operating earnings (excluding restructuring charges and corporate expenses) in fiscal 1994 and 1995, respectively.

AUTOMATION GROUP

    EXCELLON AUTOMATION CO. ("Excellon") is a leading manufacturer of highly efficient automated drilling systems for the printed circuit board manufacturing industry. Excellon has experienced significant growth over the past two years, fueled by the growing capacity requirements of printed circuit board manufacturers and the proliferation of increasingly more complex boards which is helping to render older printed circuit board drilling machines obsolete. Management believes that Excellon's newest automated equipment, which includes fully integrated material handling equipment, is the technological leader based upon its productivity and accuracy, and enables its customers to achieve one of the lowest costs per hole.

    W.A. WHITNEY CO. ("Whitney") designs and builds highly productive automated machine tool and material handling systems for cutting and punching sheet, plate, and structural steel for construction, transportation, agricultural and mining equipment manufacturers and independent steel fabrication centers. Whitney produces equipment specifically designed for mid- to heavy plate metal that enables manufacturers to meet rigid cut quality and accuracy standards. In its niche, Whitney is a leading supplier in the United States, and has market positions in both Europe and Asia.

AEROSPACE AND DEFENSE GROUP

    ARMTEC DEFENSE PRODUCTS CO. ("Armtec") manufactures molded fiber cartridge cases, mortar increments, igniter tubes and other combustible ammunition components for the United States Armed Forces and licenses such technology to foreign defense contractors and governments. In conjunction with the U.S. Army's development of an improved solid propellent propulsion system for 155mm artillery, Armtec is developing what management expects will become the next generation of specialized modular cartridge cases.

    AUXITROL S.A. ("Auxitrol"), headquartered in France, manufactures high precision temperature and pressure sensing devices used primarily on rocket motors and jet engines, and liquid level and various other measuring devices for the ship building, petroleum and process industries. Auxitrol also manufactures electrical penetration devices under license for use in nuclear power plants in certain European countries and other foreign countries.

INSTRUMENTATION GROUP

    FEDERAL PRODUCTS CO. ("Federal") designs and produces high-precision analog and digital measurement and inspection instruments and systems for dimensional and other quality control applications in the production of finely machined parts for the automotive, aerospace and general manufacturing industries. Manufacturers use Federal equipment for direct shop-floor inspections to reduce costly rework at more advanced production stages.

    KORRY ELECTRONICS CO. ("Korry") is a market and technology leader in the manufacture of high-reliability electro-optical components and systems, illuminated push button switches, indicators, panels, and keyboards primarily for commercial and military aircraft manufacturers, electronic instrument producers, and defense contractors. Korry's products have been designed into many existing aircraft systems, and as a result, Korry enjoys a considerable spares and retrofit business.

    Esterline's senior management group joined the Company in 1987. In its efforts to improve stockholder returns, management has downsized and restructured the Company and navigated it through extended downturns in both the electronics capital goods and commercial aerospace and defense markets. Since October 31, 1989, senior management has reduced the Company's total debt from $172.1 million to $50.3 million at October 31, 1995. Today, Esterline is enjoying the benefits of its increased operating leverage as a result of its restructuring efforts and improving capital goods markets.

    The Company's operating strategy consists of the following key elements:

    FOCUS ON MANUFACTURING HIGHLY ENGINEERED PRODUCTS IN NICHE MARKETS -- Management believes that engineered products with technological advantages help maintain strong market shares which provide the opportunity to earn above average profit margins. Even during market downturns, the Company provides financial resources to its operating units for the research and development of new or enhanced products in an effort to maintain technological advantages.

    IMPLEMENT PROFESSIONAL MANAGEMENT PRACTICES -- Esterline's corporate management supports stand-alone operating management teams at each Esterline subsidiary. The Company believes that its long-term management approach and continuous focus on incremental improvement often enable it to increase the value of small- to medium-sized manufacturing businesses by bringing professional management practices to traditional entrepreneurial operations.

    INCENTIVIZE MANAGEMENT TO OBTAIN ABOVE AVERAGE RETURN FOR STOCKHOLDERS -- The Company's goal is to provide stockholders with an above average return on equity. The compensation system for senior management is consistent with this goal, rewarding performance not only with respect to the Company's annual results but also long-term Company performance relative to specific industry indices.

    PURSUE SELECTIVE ACQUISITION OPPORTUNITIES -- Strategic acquisitions are an important element in achieving the Company's long-term earnings growth objectives. The Company will continue to target acquisition candidates in the areas it knows well--technically based manufacturing companies delivering products to industrial customers--where its management team's knowledge and experience can add value. With the proceeds from this offering and the reduced financial leverage, the Company should be well-positioned from a financial standpoint to successfully complete acquisitions.

    Esterline, organized in August 1967, is a Delaware corporation with its principal executive offices at 10800 NE 8th Street, Bellevue, Washington (telephone number (206) 453-9400).

                                  THE OFFERING

Common Stock Offered by the Company.........  1,800,000 shares (1)
Common Stock to be Outstanding after the
 Offering...................................  8,458,560 shares (1)
Use of Proceeds.............................  General corporate purposes, including acquisitions.
New York Stock Exchange Symbol..............  ESL

------------------------
(1) Does not include 947,000 shares of Common Stock reserved for issuance under the Company's 1987 Stock Option Plan, of which 789,625 are currently outstanding and of which 539,750 are currently exercisable.

                      SUMMARY FINANCIAL AND OPERATING DATA

    The following table sets forth summary historical financial and operating data of the Company and its subsidiaries. For additional information, see the consolidated financial statements of the Company and its subsidiaries and "Selected Historical Financial and Operating Data" included elsewhere in this Prospectus. The summary historical financial data should also be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                                    YEAR ENDED OCTOBER 31,
                                ---------------------------------------------------------------
                                  1991        1992          1993          1994         1995
                                ---------   ---------   ------------   ----------   -----------
                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND EMPLOYEE DATA)

OPERATING RESULTS
Net sales.....................  $350,934    $304,827    $ 285,152      $294,044     $351,897
Cost of sales.................   214,415     187,235      175,568       178,397      210,834
Selling, general and
 administrative expense.......   111,858     102,202      100,669       100,845      112,213
Restructuring provision
 (credit).....................     --          --          40,626(1)      --          (2,067)(2)
Interest expense, net.........    12,709       7,246        6,324         5,985        4,442(3)
Earnings (loss) before income
 taxes........................    11,952       8,144      (38,035)        8,817       26,475
Income tax expense
 (benefit)....................     4,637       3,050      (12,400)        1,254(4)     9,094
Net earnings (loss)...........  $  7,315    $  5,094    $ (25,635)(1)  $  7,563(4)  $ 17,381(2)
Net earnings (loss) per
 share........................  $   1.12    $   0.76    $   (3.90)(1)  $   1.15(4)  $   2.53(2)
Weighted average number of
 shares outstanding...........     6,543       6,667        6,579         6,571        6,870

BALANCE SHEET DATA
 (at period end)
Working capital...............  $ 20,377    $ 21,721    $   9,064      $  8,993     $ 35,741
Total assets..................   256,384     232,024      205,672       217,524      225,714
Total debt....................   109,302      81,784       74,486        62,360       50,294
Shareholders' equity..........    77,377      82,622       55,323        65,491       83,706

OTHER DATA
Gross margin percentage.......      38.9%       38.6%        38.4%         39.3%        40.1%
Research, development and
 related engineering costs as
 a percentage of sales (5)....       4.7%        4.4%         4.9%          4.7%         4.7%
Total number of employees (at
 period end)..................     3,499       3,109        2,809         2,804        2,849

------------------------------
(1) In the fourth quarter of fiscal 1993, the Company recorded a $40.6 million restructuring charge ($27.2 million, or $4.14 per share, net of income tax effect). Without this restructuring charge, net earnings in 1993 would have been $1.6 million, or $.24 per share.
(2) Net earnings in 1995 reflect nonrecurring items including a pre-tax restructuring credit of $2.1 million, or $.20 per share on an after-tax basis, and a pre-tax patent infringement settlement credit of $1.3 million, or $.12 per share on an after-tax basis, both of which were recorded in the third quarter of fiscal 1995. Without these credits, net earnings in 1995 would have been $15.2 million, or $2.21 per share.
(3)  Interest expense in 1995 is net of $1.2 million of interest income.
(4) Net earnings in 1994 reflect a $2.0 million, or $.30 per share, tax benefit recorded in the fourth quarter of fiscal 1994 as a result of a settlement with the Internal Revenue Service. Net earnings in 1994 would have been $5.6 million, or $.85 per share, without this credit.
(5) Research, development and related engineering costs are included in selling, general and administrative expense.

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF THE COMMON STOCK SHOULD CONSIDER CAREFULLY THE SPECIFIC RISK FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS.

    CYCLICALITY OF BUSINESS. The Company's business is susceptible to economic cycles and its results can vary widely based on a number of factors, including domestic and foreign economic conditions and developments affecting the specific industries and customers served. The products sold by the Company's businesses represent capital investment or support for capital investment by either the initial customer or the ultimate end user. Also, a significant portion of the sales and profitability of some Company businesses is derived from defense and other government contracts or the commercial aircraft industry. Changes in general economic conditions or conditions in specific industries, capital acquisition cycles, and government policies, collectively or individually, can have a significant effect on the Company's results of operations and financial condition. For example, recently, strong demand for the Automation Group's manufacturing equipment products, particularly at Excellon, was primarily responsible for the Company's sales increases. There can be no assurance that such demand for Excellon's products will continue at their current levels.

    COMPETITION. The Company competes in most markets it serves with numerous other companies, some of which have far greater sales volume and financial resources than the Company. The principal competitive factors in the commercial markets in which the Company participates are product performance and service. Part of product performance requires significant expenditures in research and development that lead to product improvement. The market for many of the Company's products may be affected by rapid technological changes and new product introduction. Current competitors or new entrants could introduce new products with features that render the Company's products obsolete or less marketable. Excellon's principal competitors are Hitachi, Ltd. and Pluritec. Whitney's principal competitors are Mazak, Cincinnati Milacron, U.S. Amada, and Trumpf. Auxitrol's principal competitors are Ametek and Rosemount. Federal's principal competitors are Starrett and Mitutoyo. Korry's principal competitors are Eaton-MSC and Ducommun Jay-El. See "Business -- Competition."

    DEPENDENCE ON MAJOR CUSTOMERS; BACKLOG. Certain of the Company's subsidiaries are dependent on a relatively small number of customers and defense programs which change from time to time. For example, Armtec is dependent on the U.S. Army. Significant customers in fiscal 1995 included AT&T, the U.S. Army, Snecma, Boeing and General Dynamics. There can be no assurance that the Company's current customers will continue to buy the Company's products at their current levels. Moreover, orders included in backlog are generally subject to cancellation by the Company's customers. The inability to replace sales due to the loss of any major customer or defense program could have a material adverse effect on the Company's results of operations and financial condition.

    EFFECT OF GOVERNMENT CONTRACT PROVISIONS AND AUDITS. As a contractor and subcontractor to the United States Government, the Company is subject to various laws and regulations that are more restrictive than those applicable to non-government contractors. Although only 4% of the Company's sales are made directly to the United States Government, the Company's subcontracting activities account for an additional 15% of sales. Therefore, approximately 19% of the Company's sales are governed by rules favoring the government's contractual position. As a consequence, such contracts may be subject to protest or challenge by unsuccessful bidders or to termination, reduction, or modification in the event of changes in government requirements, reductions in federal spending, or other factors. The accuracy and appropriateness of certain costs and expenses used to substantiate direct and indirect costs of the Company for the United States Government under both cost-plus and fixed-price contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency ("DCAA"), an arm of the United States Department of Defense.

    In October 1995, the Company identified irregularities in the allocation of certain labor charges at Armtec, and promptly disclosed these irregularities to the Department of Defense. Armtec applied for admittance to the Department of Defense Voluntary Disclosure Program but has not yet been advised regarding its admittance to the Program. The outside attorneys and governmental contracting consultant that were retained by the Company to assist in this matter are continuing their internal investigation. At this stage of the investigation, management believes that the eventual outcome of this issue will not have a material adverse effect on the financial position or future operating results of the Company. However, no assurance can be given that Armtec will be admitted to the Program, or that Armtec will not be subject to fines, penalties, and/or administrative sanctions (which could include suspension and debarment from government contracting) which could have a material adverse effect on the Company's financial position or future operating results.

    DEPENDENCE ON PROPRIETARY TECHNOLOGY. The Company's subsidiaries take precautionary steps to protect their technological advantages and rely in part on patent, trademark, trade secret, and copyright law to protect their intellectual property. There can be no assurances that the precautionary steps taken by the Company will prevent misappropriation of its technology. Litigation may be necessary in the future to enforce the Company's patents and other intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of proprietary rights of others, or to defend against claims of infringement or invalidity by others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's operating results and financial condition.

    RISK OF FOREIGN OPERATIONS. Foreign sales represented approximately 35% of the Company's total sales in fiscal 1995. Foreign sales are subject to numerous risks, including political and economic instability in foreign markets, restrictive trade policies of foreign governments, economic conditions in local markets, inconsistent product regulation by foreign agencies or governments, the imposition of product tariffs and the burdens of complying with a wide variety of international and U.S. export laws and differing regulatory requirements. To the extent that foreign sales are transacted in a foreign currency, the Company would be subject to the risk of losses due to foreign currency fluctuations. In addition, the Company has substantial assets denominated in foreign currencies which are not offset by liabilities denominated in such foreign currencies. These net foreign currency investments are subject to material changes in the event of fluctuations in foreign currencies against the U.S. dollar.

    PRODUCT LIABILITY. The Company is subject to the risk of claims arising from injuries to persons or property due to the use of its products. Although the Company maintains general liability and product liability insurance, there can be no assurance that such insurance will be sufficient to cover any claims that may arise.

    ENVIRONMENTAL MATTERS. The Company is subject to federal, state, local and foreign laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances (together, "Environmental Laws"). From time to time, the Company's operations have resulted or may result in noncompliance with or liability for cleanup pursuant to Environmental Laws. In addition, the Company has been identified as a potentially responsible party pursuant to the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under analogous state Environmental Laws, for the cleanup of contamination resulting from past disposals of hazardous wastes at certain sites to which the Company, among others, sent wastes in the past. The Company believes that any such noncompliance or liability under current Environmental Laws would not have a material adverse effect on its results of operation or financial condition. Nonetheless, there can be no assurance that such matters, or any similar liabilities that arise in the future, will not have a material adverse effect on the Company's results of operations or financial condition. See "Business -- Environmental Matters."

    VOLATILITY OF STOCK PRICE. The trading price of the Company's Common Stock has from time to time fluctuated widely and in the future may be subject to similar fluctuations in response to quarter-to-quarter variations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, announcements of marketing and distribution arrangements by the Company, general conditions in the industries in which the Company competes and other events or factors. In addition, in recent years broad stock market indices, in general, and the securities of technology companies, in particular, have experienced substantial price fluctuations. Such broad market fluctuations also may adversely affect the future trading price of the Common Stock. See "Price Range of Common Stock."

    RISKS ASSOCIATED WITH ACQUISITIONS. A key operating strategy of the Company is the pursuit of selective acquisitions. Although the Company reviews many possible acquisitions, including some outside of its current markets and acquisition criteria, the Company currently has no commitments, agreements or understandings to acquire any specific businesses or other material assets. There can be no assurance that any acquisition will be consummated, or if consummated, that any such acquisition will be successfully integrated or will not have a material adverse effect upon the Company's financial condition or results of operations. The Company is seeking stand-alone operations with revenues in the $40 to $100 million range, or smaller companies or product lines that complement the Company's current market or product forces; however, there can be no assurance that the Company will not consumate an acquisition outside this revenue range.

    CERTAIN ANTI-TAKEOVER PROVISIONS. The Company's Restated Certificate of Incorporation, as amended, (the "Certificate of Incorporation"), and Bylaws contain provisions for a classified Board of Directors and restricting the ability of stockholders to call special meetings. These provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events might be favorable to the Company's stockholders. In addition, certain agreements to which the Company is a party, including loan and employment agreements, contain provisions that impose substantial penalties upon the Company in the event of a change of control.

    The Company's stockholder Rights Plan is designed to cause substantial dilution to any "Acquiring Person" that attempts to merge or consolidate with, or that takes certain other actions affecting, the Company on terms that are not approved by the Board of Directors of the Company. The Company is also subject to the "business combination" statute of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which such person became an "interested stockholder," unless the business combination is approved in a prescribed manner. These provisions could discourage or make more difficult a merger, tender offer or other similar transaction, even if favorable to the Company's stockholders. See "Description of Capital Stock -- Rights Plan; -- Section 203 of Delaware General Corporation Law."

    Under the Company's Certificate of Incorporation, the Company has the ability to issue approximately 21.5 million shares of Common Stock, 25,000 shares of Preferred Stock and 475,000 shares of Serial Preferred Stock. The Preferred and Serial Preferred Stock may be issued from time to time in one or more series with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereon, as determined by the Board of Directors. One of the effects of the existence of unissued and unreserved capital stock may be to enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company. See "Description of Capital Stock -- Preferred Stock and Serial Preferred Stock; -- Certain Effects of Authorized But Unissued Stock."

                                USE OF PROCEEDS

    The Company expects to use the net proceeds from the sale of the Common Stock, estimated to be approximately $38,861,000 ($44,752,400 if the Underwriters' over-allotment option is exercised in full) after deducting the Underwriters' discounts, fees, expenses and commissions and estimated offering expenses, for general corporate purposes, including, without limitation, the possible acquisition of other companies and working capital needs. The Company routinely reviews acquisition opportunities. The Company is seeking stand-alone operations with revenues in the $40 million to $100 million range, or smaller companies or product lines that complement the Company's current market or product focus. The Company's acquisition focus will continue to be in areas it knows well -- where the management team's knowledge and experience can add value. With the proceeds from this offering and the reduced financial leverage, the Company should be well positioned from a financial standpoint to successfully complete acquisitions. The Company is currently reviewing a number of potential acquisitions, however, it currently has no commitments, agreements or understandings to acquire any specific business or other material assets.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The following table sets forth the high and low sales prices for the Company's Common Stock for the periods indicated as reported by the New York Stock Exchange. As of February 7, 1996, the Company believes that there were approximately 1,100 holders of record of Common Stock.

FISCAL QUARTER ENDED                                                           HIGH        LOW
---------------------------------------------------------------------------  ---------  ---------
1994
January 31, 1994...........................................................  $    8.13  $    7.25
April 30, 1994.............................................................       9.00       7.13
July 31, 1994..............................................................      10.00       6.38
October 31, 1994...........................................................      12.38       9.50
1995
January 31, 1995...........................................................      14.75      11.13
April 30, 1995.............................................................      17.63      12.50
July 31, 1995..............................................................      24.75      16.63
October 31, 1995...........................................................      30.38      21.25
1996
November 1 through February 7, 1996........................................      24.00      19.13

    No cash dividends were paid during the fiscal years ended October 31, 1993, 1994 and 1995 as the Company continued its policy of retaining all internally generated funds to support the long-term growth of the Company and to retire debt obligations. In addition, the Company's debt agreements contain various restrictions on the payment of dividends.

    The last reported sale price of the Company's Common Stock on February 7, 1996 was $23.25 per share.

                                 CAPITALIZATION

    The following table sets forth the total capitalization, cash and cash equivalents and short-term debt of the Company as of October 31, 1995, as adjusted to reflect the sale of the shares of Common Stock offered by the Company hereby (after deducting underwriting discounts and commissions and estimated offering expenses) and the receipt of the net proceeds therefrom. See "Use of Proceeds" and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                                                          OCTOBER 31, 1995
                                                                        ---------------------
                                                                         ACTUAL   AS ADJUSTED
                                                                        --------  -----------
                                                                           (IN THOUSANDS)

Cash and cash equivalents.............................................  $ 22,097   $ 60,958
                                                                        --------  -----------
                                                                        --------  -----------

Credit facilities and current maturities of long-term debt............  $ 14,751   $ 14,751
                                                                        --------  -----------
                                                                        --------  -----------

Long-term debt, net of current maturities.............................  $ 35,543   $ 35,543
                                                                        --------  -----------
Shareholders' equity
  Common stock, par value $.20 per share, 30,000,000 shares
   authorized, 6,645,780 shares issued and outstanding and 8,445,780
   shares, as adjusted (1)............................................     1,328      1,688
  Preferred Stock, par value $100 per share, 25,000 shares authorized,
   no shares issued and outstanding...................................     --        --
  Serial Preferred Stock, par value $1 per share, 475,000 shares
   authorized, no shares issued and outstanding.......................     --        --
  Capital in excess of par value......................................    10,390     48,891
  Retained earnings...................................................    72,332     72,332
  Cumulative translation adjustment...................................      (344)      (344)
                                                                        --------  -----------
    Total shareholders' equity........................................    83,706    122,567
                                                                        --------  -----------
      Total capitalization............................................  $119,249   $158,110
                                                                        --------  -----------
                                                                        --------  -----------

------------------------
(1) Does not include currently outstanding options to purchase 754,625 shares of the Company's Common Stock as of October 31, 1995, 470,375 of which were then exercisable.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

    The following table sets forth selected historical financial and operating data of the Company and its subsidiaries. The selected historical financial operating and balance sheet data as of and for each of the five fiscal years in the period ended October 31, 1995 were derived from the audited consolidated financial statements of the Company and its subsidiaries. For additional information, see the consolidated financial statements of the Company and its subsidiaries included elsewhere in this Prospectus. The selected historical financial data should also be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                                                           YEAR ENDED OCTOBER 31,
                                                        -------------------------------------------------------------
                                                          1991       1992         1993         1994          1995
                                                        ---------  ---------  ------------  -----------  ------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND EMPLOYEE DATA)
OPERATING RESULTS
Net sales.............................................  $ 350,934  $ 304,827  $ 285,152     $ 294,044    $ 351,897
Cost of sales.........................................    214,415    187,235    175,568       178,397      210,834
Selling, general and administrative expense...........    111,858    102,202    100,669       100,845      112,213
Restructuring provision (credit)......................     --         --         40,626(1)      --          (2,067)(2)
Interest expense, net.................................     12,709      7,246      6,324         5,985        4,442(3)
Earnings (loss) before income taxes...................     11,952      8,144    (38,035)        8,817       26,475
Income tax expense (benefit)..........................      4,637      3,050    (12,400)        1,254(4)     9,094
Net earnings (loss)...................................  $   7,315  $   5,094  $ (25,635)(1) $   7,563(4) $  17,381(2)
Net earnings (loss) per share.........................  $    1.12  $    0.76  $   (3.90)(1) $    1.15(4) $    2.53(2)
Weighted average numbers of shares outstanding........      6,543      6,667      6,579         6,571        6,870

BUSINESS SEGMENT DATA
Net sales
  Automation..........................................  $ 125,263  $  91,449  $  94,460     $ 108,642    $ 156,116
  Aerospace and Defense...............................    113,335    111,077     99,071        93,370       98,027
  Instrumentation.....................................    112,336    102,301     91,621        92,032       97,754

BALANCE SHEET DATA (AT PERIOD END)
Working capital.......................................  $  20,377  $  21,721  $   9,064     $   8,993    $  35,741
Total assets..........................................    256,384    232,024    205,672       217,524      225,714
Total debt............................................    109,302     81,784     74,486        62,360       50,294
Shareholders' equity..................................     77,377     82,622     55,323        65,491       83,706

OTHER DATA
Gross margin percentage...............................       38.9%      38.6%      38.4%         39.3%        40.1%
Research, development and related engineering costs as
 a percentage of sales (5)............................        4.7%       4.4%       4.9%          4.7%         4.7%
Total number of employees (at period end).............      3,499      3,109      2,809         2,804        2,849

------------------------------
(1) In the fourth quarter of fiscal 1993, the Company recorded a $40.6 million restructuring charge ($27.2 million, or $4.14 per share, net of income tax effect). Without this restructuring charge net earnings in 1993 would have been $1.6 million, or $.24 per share.
(2) Net earnings in 1995 reflect nonrecurring items including a pre-tax restructuring credit of $2.1 million, or $.20 per share on an after-tax basis, and a pre-tax patent infringement settlement credit of $1.3 million, or $.12 per share on an after-tax basis, both of which were recorded in the third quarter of fiscal 1995. Without these credits, net earnings in 1995 would have been $15.2 million, or $2.21 per share.
(3)  Interest expense in 1995 is net of $1.2 million of interest income.
(4) Net earnings in 1994 reflect a $2.0 million, or $.30 per share, tax benefit recorded in the fourth quarter of fiscal 1994 as a result of a settlement with the Internal Revenue Service. Net earnings in 1994 would have been $5.6 million, or $.85 per share, without this credit.
(5) Research, development and related engineering costs are included in selling, general and administrative expense.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO OF THE COMPANY AND ITS SUBSIDIARIES INCLUDED ELSEWHERE IN THIS PROSPECTUS.

GENERAL

    The Company consists of 12 individual businesses divided into three operating business segments: Automation, Aerospace/Defense, and Instrumentation. These three operating business segments consist of six principal businesses. The Automation Group's principal businesses are Excellon and Whitney. The Aerospace/Defense Group's principal businesses are Armtec and Auxitrol. The Instrumentation Group's principal businesses are Federal and Korry. These six principal businesses of Esterline generated approximately 78% and 82% of the Company's net sales and 89% and 83% of operating earnings in fiscal 1994 and 1995, respectively.

    The Company's business is susceptible to economic cycles and its results can vary widely based on a number of factors, including domestic and foreign economic conditions and developments affecting the specific industries and customers they serve. The products sold by most of these businesses represent capital investment or support for capital investment by either the initial customer or the ultimate end user. Also, a significant portion of the sales and profitability of some Company businesses is derived from defense and other government contracts or the commercial aircraft industry. Changes in general economic conditions or conditions in specific industries, capital acquisition cycles, and government policies, collectively or individually, can have a significant effect on the Company's results of operations and financial condition.

    In the fourth quarter of fiscal 1993, the Company recorded a $40.6 million restructuring charge ($27.2 million, or $4.14 per share, net of income tax effect). The restructuring plan provided for the sale or shutdown of certain small operations, the write-off of intangible assets, anticipated losses on the sale of vacant facilities and product lines, employees' severance and consolidation of facilities and product lines for increased efficiency. The objective of the plan was to strengthen the Company for long-term growth and to permit management to focus on operations with strong market positions. The estimated costs represented the Company's best assessment of the plan, although the Company expected that some cost elements of the original plan could change. During the third quarter of fiscal 1995, several remaining restructuring actions were completed and the Company comprehensively reviewed all of the actions as they were originally contemplated. Asset accounts, including intangibles and accrued liabilities associated with the plan, were adjusted such that the total restructuring costs were lowered to $38.5 million. As a result, the Company took a restructuring credit in the third quarter of fiscal 1995 of $2.1 million ($1.4 million, or $.20 per share, net of income tax), or approximately 5% of the original charge. No other amounts related to the restructuring plan were charged or credited to earnings since the inception of the plan. Cash impacts of actions taken during this period were not significant nor materially different than originally anticipated. The Company's restructuring action is now substantially complete.

    In October 1995, the Company identified irregularities in the allocation of certain labor charges at Armtec, and promptly disclosed these irregularities to the Department of Defense. Armtec applied for admittance to the Department of Defense Voluntary Disclosure Program but has not yet been advised regarding its admittance to the Program. The outside attorneys and governmental contracting consultant that were retained by the Company to assist in this matter are continuing their internal investigation. At this stage of the investigation, management believes that the eventual outcome of this issue will not have a material adverse effect on the financial position or future operating results of the Company. See "Risk Factors -- Effect of Government Contract Provisions and Audits."

RESULTS OF OPERATIONS

  YEAR ENDED OCTOBER 31, 1995 COMPARED TO YEAR ENDED OCTOBER 31, 1994

    Net sales in 1995 were $351.9 million compared with $294 million in 1994. The sales improvement was primarily attributable to the Automation Group, where sales increased $47.5 million, or 44%, to $156.1 million. The Automation Group benefited from a strong market for automated manufacturing equipment, particularly at Excellon where the growing capacity requirements of circuit board manufacturers and the proliferation of increasingly smaller holes is helping to drive replacement of older drilling machines. Sales in the Company's two other groups, Aerospace/Defense and Instrumentation, also improved in 1995. In the Aerospace/Defense Group, sales for 1995 were $98 million, compared with $93.4 million in the prior year. This increase was primarily due to a strengthening in the aerospace markets. Instrumentation Group sales for 1995 were $97.8 million, versus $92 million in 1994. This increase was primarily a result of new product introductions and expanded sales efforts at Federal. Including export sales by domestic operations, sales to foreign buyers totalled $124.1 million and $91.0 million in 1995 and 1994, respectively and accounted for 35% and 31% of the Company's total sales in each year, respectively.

    Cost of sales increased to $210.8 million in 1995 from $178.4 million in the prior year primarily due to the increased sales volume discussed above. Gross margin as a percentage of sales improved slightly to 40% in 1995 from 39% in 1994 primarily due to the operating leverage of increased sales in all three groups. Gross margin percentages by business segment increased in 1995 in both the Automation and Instrumentation Groups, and declined in the Aerospace/Defense Group. This latter decline was due to a decrease in sales at a partially owned Russian distributorship and expenses related to the Armtec investigation. By group, gross margins ranged from 39% to 41% in 1995, compared with 39% to 42% in the prior year.

    Selling, general and administrative expenses (which includes corporate expenses, and research, development and related engineering costs but excludes the restructuring credit) for 1995 increased to $112.2 million compared with $100.8 million in 1994. As a percent of sales, however, they decreased from 34% in 1994 to 32% in 1995 because of cost containment and operating leverage the Company is experiencing due to increased sales volumes. Research, development and related engineering costs for 1995 increased to $16.6 million, versus $13.7 million in 1994, reflecting the Company's continuing commitment to invest in strategic product development programs.

    Operating earnings (excluding corporate expenses and the restructuring credit) increased from $23.3 million in 1994 to $37.3 million in 1995. The improvement was primarily attributable to the Automation Group where earnings more than doubled to $24.2 million in 1995 from $11.9 million in 1994. The Automation Group's earnings improvement is due to the operating leverage of increased sales. The earnings of the Instrumentation Group also increased sharply from $1.5 million to $6.6 million due to favorable product mix of sales and receipt of a patent infringement settlement of $1.3 million. The Aerospace/Defense Group's earnings decreased to $6.5 million in 1995 from $9.8 million in the prior year. This decrease was primarily due to the above referenced decline in gross margins.

    Interest income for 1995 was $1.2 million compared with $0.1 million in 1994 due to increases in cash and equivalents which were generated primarily from operations.

    Interest expense for 1995 was $5.6 million compared with $6.1 million in 1994 due primarily to reduced debt levels.

    The effective income tax rate for 1995 was 34% compared with 14% in 1994. The low effective 1994 rate was primarily due to a $2.0 million benefit recorded in 1994 from a settlement with the Internal Revenue Service of audits of certain federal income tax returns.

    Net earnings for 1995, were $17.4 million, or $2.53 per share, compared with net earnings of $7.6 million, or $1.15 per share in the prior year period. Earnings in the current year period include $.20 per share and $.12 per share, respectively, from the restructuring credit and patent infringement settlement discussed above.

    Orders for 1995, were $358.3 million, compared with $319.4 million a year earlier. The increase was primarily attributable to the Automation Group and its improved markets as discussed above. Backlog at October 31, 1995 was $103.2 million, compared with $96.8 million a year earlier. Approximately $11.9 million of Companywide backlog was scheduled to be delivered after 1996. Orders in backlog are subject to cancellation.

  YEAR ENDED OCTOBER 31, 1994 COMPARED TO YEAR ENDED OCTOBER 31, 1993

    Net sales in 1994 were $294.0 million, compared with $285.2 million in 1993. The 1994 sales improvement was attributable to the Automation Group, where sales increased $14.2 million or 15% to $108.6 million. Strengthening of domestic markets coupled with strong customer acceptance of newer products, principally at Excellon, contributed to the sales growth. This sales increase in the Automation Group was primarily attributable to sales increases at Excellon and at Whitney. Instrumentation Group sales stabilized and were virtually level with the prior year at $92.0 million, while sales in the Aerospace/Defense Group decreased $5.7 million or 6% to $93.4 million. The sale of Republic Electronics Co. in the second quarter of 1994 accounted for approximately two-thirds of this decrease. Including export sales by domestic operations, sales to foreign buyers totaled $91.0 million and $89.3 million in 1994 and 1993, respectively, and accounted for 31% of the Company's total sales in each year.

    Cost of sales increased to $178.4 million in 1994 from $175.6 million in 1993. This increase was primarily attributable to the increase in net sales discussed above. Gross margin as a percentage of sales increased slightly to 39% in 1994 from 38% in 1993. Gross margin percentages by business segment increased in 1994 in both the Aerospace and Defense and Instrumentation Groups, and were approximately level in the Automation Group. In 1994, group margins ranged from 38% to 42%, compared with 37% to 40% in the prior year.

    Selling, general and administrative expenses in 1994 were level with the prior year at $100.8 million. However, they decreased slightly as a percent of sales from 35% to 34%. The costs related to the corporate expenses portion of selling, general and administrative expenses amount to $8.5 million in 1994, compared with $7.2 million in 1993. This increase was primarily attributable to additional performance-based compensation being awarded to senior management as a result of the Company's improved earnings in 1994. The research, development and related engineering costs portion of selling, general and administrative expenses amounted to $13.7 million in 1994, compared with $14.0 million in 1993, reflecting the Company's continuing commitment to invest in strategic product development programs.

    Operating earnings (excluding corporate expenses and restructuring charges) in 1994 improved in all three of the Company's business segments and totaled $23.3 million, compared with $16.1 million in the prior year. The improvement was primarily attributable to the Automation Group where earnings advanced $4.0 million over the prior year primarily as a result of the earnings improvement at Excellon and Whitney. Overall, operating earnings reflect a $2.6 million reduction in depreciation and amortization expense as a result of the 1993 restructuring, and continued cost containment measures.

    Net interest expense decreased from $6.3 million in 1993 to $6.0 million in 1994 due to reduced debt levels, offset by increases in interest rates.

    Income tax expense in 1994 was $1.3 million, reflecting a $2.0 million benefit recorded in the fourth quarter of 1994 resulting from a settlement with the Internal Revenue Service of audits of certain federal income tax returns compared with an income tax benefit of $12.4 million recorded in 1993.

    Net earnings in 1994 were $7.6 million, or $1.15 per share on sales of $294.0 million, compared with a net loss of $25.6 million, or $3.90 per share on sales of $285.2 million in 1993. Net earnings in 1994 reflect the $2.0 million tax benefit recorded in the fourth quarter resulting from the settlement with the Internal Revenue Service. Net earnings in 1993 included a $27.2 million after tax ($40.6 million before tax) restructuring provision. Without the restructuring charge, 1993 net earnings would have been $1.6 million, or $.24 per share.

    Orders for the year ended October 31, 1994 totaled $319.0 million, up more than 20% from the prior year. Companywide backlog at the end of 1994 was $97.0 million compared with $74.0 million a year earlier. The increases were primarily attributable to the Automation Group, where year end backlog levels of $30.0 million were more than triple the prior year amount, reflecting strengthening markets and the introduction of new products in 1993. Backlog at the Company's two other groups were relatively consistent with prior year levels. Approximately $11.0 million of 1994's Companywide backlog was scheduled to be shipped after fiscal 1995. Orders in backlog are subject to cancellation.

LIQUIDITY AND CAPITAL RESOURCES

    Total debt at October 31, 1995 was $50.3 million, $12.1 million less than at October 31, 1994. This debt reduction primarily reflects early redemption of $20.0 million principal amount of 8.25% Convertible Debentures which was effected in May 1995 using available cash. Cash and equivalents on hand at
October 31, 1995 totaled $22.1 million, an increase of $13.0 million from October 31, 1994. Working capital increased to $35.7 million at October 31, 1995 from $9.0 million at October 31, 1994 primarily due to cash generated from operations, and to reductions in accrued liabilities related to the 1993 restructuring.

    Of the total debt outstanding at October 31, 1995, $40.0 million was outstanding under the Company's 8.75% Senior Notes, nothing was outstanding under the Company's bank credit facility, and $10.3 million was outstanding under the various bank credit facilities and other debt agreements, primarily those related to Auxitrol. The Company's financing arrangements contain various restrictions, including maintenance of net worth, various cash flow, leverage and fixed charge coverage ratios, and limitations on capital expenditures, disposition of assets and securities proceeds, payment of dividends, and additional borrowings.

    Capital expenditures, consisting primarily of machinery, equipment and computers, are anticipated to be approximately $18.0 million during fiscal 1996, compared with $11.5 million in fiscal 1995. In addition, the Company is required to prepay $5.7 million principal amount of the Senior Notes on July 30, 1996 and each year thereafter until the Senior Notes mature on July 30, 2002. Management believes cash on hand, funds generated from operations, and available bank credit lines of approximately $37.9 million will adequately service cash requirements through fiscal 1996.

RECENT ACCOUNTING PRONOUNCEMENTS

    In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which is effective for fiscal years beginning after December 15, 1995. This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, this Statement requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The adoption of this Statement is not expected to have any material impact on the consolidated financial statements of the Company.

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which is effective for fiscal years beginning after December 15, 1995. This Statement defines and prescribes a fair value based method of accounting for stock-based compensation plans in which compensation cost is computed at the option grant date and expensed over a service period. While full adoption of this Statement is encouraged, companies will be permitted to continue accounting for stock-based compensation under the current guidance of APB Opinion No. 25; provided that certain pro forma disclosures of the impact of full implementation are made. The Company does not plan to adopt the accounting provision of this standard and accordingly will continue applying the provisions of APB Opinion No. 25.

    In December 1994, the American Institute of Certified Public Accountants issued Statement of Position 94-6 "Disclosure of Certain Significant Risks and Uncertainties," which is effective for fiscal years ending after December 15, 1995. This Statement of Position requires additional disclosures about certain risks and uncertainties relating to the nature of operations, the use of estimates, and vulnerability due to certain concentrations. The adoption of this Statement of Position is not expected to have any material impact on the consolidated financial statements of the Company.

                                    BUSINESS

GENERAL

    Esterline is a diversified manufacturing company that has strong market positions within a variety of general manufacturing industries, including electronic equipment, metal fabrication, commercial aerospace and defense. The Company conducts its operations through three business segments: its Automation Group, Aerospace and Defense Group, and Instrumentation Group. The six principal subsidiaries of Esterline generated approximately 78% and 82% of net sales and 89% and 83% of operating earnings, (excluding restructuring charges and corporate expenses), in fiscal 1994 and 1995, respectively. The six principal subsidiaries are Excellon and Whitney in the Automation Group, Armtec and Auxitrol in the Aerospace and Defense Group, and Federal and Korry in the Instrumentation Group.

    Esterline's senior  management group  joined  the Company  in 1987.  In  its efforts to improve stockholder returns, management has downsized and restructured the Company and navigated it through extended downturns in both the electronics capital goods and commercial aerospace and defense markets. Since October 31, 1989, senior management has reduced the Company's total debt from $172.1 million to $50.3 million at October 31, 1995. Today, Esterline is enjoying the benefits of its increased operating leverage as a result of its restructuring efforts and improving capital goods markets.

OPERATING STRATEGY

    The Company's operating strategy consists of the following key elements:

  FOCUS ON MANUFACTURING HIGHLY ENGINEERED PRODUCTS IN NICHE MARKETS

    Management believes that engineered products with technological advantages help maintain strong market shares which provide the opportunity to earn above average profit margins. Esterline's subsidiaries focus on highly engineered products for industrial customers. The Company focuses new research and development investments on developing new or enhanced products for established industrial markets with technology that is easily differentiated from competitors. The Company avoids commodity-type products where price is the primary competitive element or industries where profit margins are low. Even during market downturns, the Company provides financial resources to its operating units for the research and development of new or enhanced products in an effort to maintain technological advantages. As an example, Excellon invested heavily in the development of highly efficient automated drilling systems during the cyclical downturn of 1991 and 1992, and when the markets began to turn in late 1993, Excellon emerged with a significantly improved drilling system having enhanced productivity capabilities able to achieve a lower cost per hole for its customers.

  IMPLEMENT PROFESSIONAL MANAGEMENT PRACTICES

    Esterline corporate management supports stand-alone operating management teams at each Esterline subsidiary. Esterline has developed a comprehensive system of monitoring its separate business units and actively participates in the strategic management of each subsidiary. The Company believes that this management approach allows it to increase the value of small- to medium-sized manufacturing businesses by bringing professional management practices to traditional entrepreneurial operations. The Company's key management personnel use their knowledge and experience to assist each operating unit in developing long-term strategies in key areas such as new products, manufacturing, and pricing and marketing on a world-wide basis. One example of this is Manufacturing Resource Planning Systems ("MRP II") where Esterline's management has gained extensive experience in connection with the installation of MRP II systems at its subsidiaries. Where employed, MRP II has allowed the use of new competitive manufacturing techniques-- just-in-time work cells and quick-response, short lead time manufacturing.

  INCENTIVIZE MANAGEMENT TO OBTAIN ABOVE AVERAGE RETURN FOR STOCKHOLDERS

    The Company's goal is to provide stockholders with an above average return on equity. The compensation system for senior management is consistent with this goal, rewarding performance not only with respect to the Company's annual results but also long-term Company performance relative to specific industry indices. Specifically, under the long-term plan, a new four-year cycle is established each year in which payouts are tied to Company performance (measured by return on equity, and growth in earnings per share) relative to such indices. In addition, financial incentives for key operating unit personnel are consistent with the goals stated above. These managers are eligible for bonuses based on subsidiary-specific return on investment incentive compensation plans.

  PURSUE SELECTIVE ACQUISITION OPPORTUNITIES

    Strategic acquisitions are an important element in achieving the Company's long-term growth objectives, and the Company has intensified its efforts in this regard with the extensive involvement of top management at the corporate level and key operating unit personnel. The Company's acquisition focus will continue to be in the areas it knows well -- technically based manufacturing companies delivering products to industrial customers -- where its management team's knowledge and experience can add value. Esterline management is seeking stand-alone operations with revenues in the $40 million to $100 million range, or smaller companies or product lines that complement the Company's current market and product focus. A team of senior Esterline managers has been assembled to actively identify and evaluate potential candidates. This team is currently reviewing a number of potential candidates; however, it currently has no commitments, agreements or understandings to acquire any specific businesses or other material assets. With the proceeds from this offering and the reduced financial leverage, the Company should be well-positioned from a financial standpoint to successfully complete acquisitions.

AUTOMATION GROUP

    The Automation Group consists of four subsidiaries of which Excellon and Whitney are the principal subsidiaries. In fiscal 1994 and 1995, the Automation Group accounted for 37% and 44%, respectively, of the Company's net sales. Equipment Sales Co. and Tulon Co. comprise the remaining members of the Automation Group.

  EXCELLON

    Excellon is a leading manufacturer of highly efficient automated drilling systems for the printed circuit board manufacturing industry. Excellon has experienced significant growth over the past two years, fueled by the growing capacity requirements of printed circuit board manufacturers and the proliferation of increasingly more complex boards which is helping to render older printed circuit board drilling machines obsolete. As new electronic applications multiply, board designers are forced to integrate increasingly more functions into smaller packages, requiring more PCB holes, smaller holes and much tighter tolerances between holes. Management believes that its drilling systems enable its customers to achieve one of the lowest costs per hole, an increasingly important consideration in the cost-conscious electronics industry.

    Excellon's high levels of research and development expenditures are key to maintaining its important technology lead. Excellon's latest product developments are micro-drilling machines that automatically load or unload circuit boards in combination with fully integrated material handling systems. These drilling equipment systems, in combination with Excellon's powerful software, respond to customer needs for increased flexibility--smaller, shorter production runs--in an automated production environment. These units feature a tool management system that provides access to 600 tools per spindle, integrated laser inspection for broken bits, and full Z-axis control for precision depth drilling. Depending on the configuration ordered, Excellon's System 2000 machine, for example, can automatically load circuit board material onto one of five drilling stations, drill the board to exacting pre-programmed specifications, and then unload the finished boards. This level of automation translates into dramatic productivity advantages for Excellon's customers. An Excellon system can provide access to any function of the drilling machine, and full process analysis traceability of system or operator performance and statistical process control. Yet, its color touch-screen with easy-to-read menus available in nine different languages provides for ease of operation.

    Excellon products are sold worldwide to the PCB manufacturing industry, at prices ranging from $100,000 to $500,000. The three largest markets for the PCB manufacturers are the computer (35%), communications (25%) and automotive (12%) markets. Since August 1994, AT&T Corp., one of Excellon's largest customers and one of the world's leading producers of PCBs, has installed 46 Excellon drilling systems, served by fully integrated material handling equipment.

    In fiscal 1993, 1994 and 1995, printed circuit board drilling equipment accounted for 16%, 18% and 26% respectively, of the Company's consolidated net sales.

  WHITNEY

    Whitney designs and builds highly productive automated machine tool and material handling systems for cutting and punching sheet, plate, and structural steel for construction, transportation, agricultural and mining equipment manufacturers and independent steel fabrication centers. Whitney produces equipment specifically designed for mid- to heavy plate metal that enables manufacturers to meet rigid cut quality and accuracy standards. Whitney's computer-controlled heavy punching and cutting machines significantly reduce setup time, decrease work-in-process time and material handling, and enable customers to utilize just-in-time production to lower inventory and costs. Management believes that Whitney's proprietary TRUECut-TM- oxygen plasma cutting technology virtually eliminates rejected parts and additional finish work, resulting in improved throughput and reduced cost per part. In its niche, Whitney is a leading supplier in the United States, and has market positions in both Europe and Asia. Whitney continually evaluates new approaches to metal cutting such as laser technology, but to date has not found such technology to be competitive with Whitney's current systems in its market niche.

  OTHER

    EQUIPMENT   SALES   CO.  acts   as  a   sales  representative   for  various
manufacturers' products sold to the PCB assembly industry, including high-speed assembly equipment.

    TULON CO. produces tungsten carbide drill and router bits, commonly ranging in size from 5.6mm down to .25mm -- some as small as .10mm -- for use in PCB drilling equipment. Tulon Co. utilizes computerized equipment which automatically inspects drill bits and provides the product consistency customers need for higher-technology drilling. Tulon Co.'s products can be used in drilling machines produced by other companies as well as the machines produced by Excellon.

  BACKLOG

    At October 31, 1995 the backlog of the Automation Group (all of which is expected to be filled during fiscal 1996) was $35.9 million compared with $29.9 million at October 31, 1994. The increase was primarily attributable to strengthening markets and strong customer acceptance of Excellon's newer products.

AEROSPACE AND DEFENSE GROUP

    The Aerospace and Defense Group consists of five subsidiaries of which Auxitrol and Armtec are the principal subsidiaries. In fiscal 1994 and 1995, the Aerospace and Defense Group accounted for 32% and 28% respectively, of the Company's net sales. Hytek Finishes Co., Midcon Cables Co. and TA Mfg. Co. comprise the remaining companies in the Aerospace and Defense Group.

  ARMTEC

    Armtec manufactures molded fiber cartridge cases, mortar increments, igniter tubes and other combustible ammunition components for the United States Armed Forces and licenses such technology to foreign defense contractors and governments. Armtec currently is a principal U.S. producer of combustible ordnance products utilized by the U.S. Army. These products include the 120mm combustible case used as the main armament system on the U.S. Army's M-1A1 and M-1A2 tanks, the 60mm, 81mm and 120mm combustible mortar increments, and the 155mm combustible case for artillery ammunition. As opposed to metal cartridge casings, Armtec's products are part of the ammunition propulsion system and are combusted when fired. In conjunction with the U.S. Army's development of an improved solid propellant propulsion system for 155mm artillery, Armtec is developing what management expects will become the next generation of specialized modular cartridge cases.

    In October 1995, the Company identified irregularities in the allocation of certain labor charges at Armtec, and promptly disclosed these irregularities to the Department of Defense. Armtec applied for admittance to the Department of Defense Voluntary Disclosure Program but has not yet been advised regarding its admittance to the Program. The outside attorneys and governmental contracting consultant that were retained by the Company to assist in this matter are continuing their internal investigation. At this stage of the investigation, management believes that the eventual outcome of this issue will not have a material adverse effect on the financial position or future operating results of the Company. See "Risk Factors -- Effect of Government Contract Provisions and Audits."

  AUXITROL

    Auxitrol, headquartered in France, manufactures high precision temperature and pressure sensing devices used primarily in aerospace and aviation applications, liquid level measurement devices for ships and storage tanks, pneumatic accessories (including pressure gauges and regulators) and industrial alarms. Auxitrol's principal customers are jet engine and rocket motor manufacturers, aerospace equipment manufacturers, shipbuilders, petroleum companies, processors and electric utilities. Exhaust gas temperature sensing equipment for a jet engine manufacturer constitutes a significant portion of Auxitrol's sales. Auxitrol also distributes products manufactured by others, including valves, temperature and pressure switches and flow gauges.

    Auxitrol also manufactures electrical penetration devices under license for certain European and other foreign nuclear power plants. These penetration devices permit electrical signals to go into and out of containment domes while maintaining pressure integrity and signal continuity. In addition, Auxitrol has entered into a joint venture with a Russian company to facilitate use of its penetration devices in retrofitting the aging nuclear plants in Eastern Europe, where growing industrialization requires new power sources.

  OTHER

    HYTEK FINISHES CO. provides specialized metal finishing and inspection services, including plating, anodizing, polishing, non-destructive testing and organic coatings, primarily to the commercial aircraft, aerospace and electronics markets. Hytek also has an automated tin-lead plating line, employing among the most advanced automated plating technology, to serve the semi-conductor industry.

    MIDCON CABLES CO. manufactures electronic and electrical cable assemblies and cable harnesses for the military, government contractors and the commercial electronics market, offering both product design services and assembly of product to customer specifications. Its proprietary cable, trademarked EverFlex, uses an internally developed, patented design to provide a unique solution to significant problems in wiring applications involving vibration, abrasion and repetitive movement.

    TA MFG. CO. designs and manufactures specialty clamps and elastomeric compounds in custom molded shapes for wiring and tubing installations for airframe and jet engine manufacturers as well as military and commercial airline aftermarkets. TA's products include proprietary elastomers which are specifically formulated for various extreme applications, including high-temperature environments on or near a jet engine.

  BACKLOG

    At October 31, 1995 the backlog of the Aerospace and Defense Group (of which $4.6 million is expected to be filled after fiscal 1996) was $36.3 million, compared with $38.9 million at October 31, 1994.

INSTRUMENTATION GROUP

    The Instrumentation Group consists of three subsidiaries of which Federal and Korry are the principal subsidiaries. In fiscal 1994 and 1995, the Group's net sales represented 31% and 28%, respectively, of the Company's net sales. Angus Electronics Co. is the other company in the Instrumentation Group.

  FEDERAL

    Federal manufactures a broad line of high-precision analog and digital dimensional and surface measurement and inspection instruments and systems for a wide range of industrial quality control and scientific applications. Manufacturers use Federal equipment for direct shop-floor inspections to reduce costly rework at more advanced production stages. Federal's products include: dial indicators, air gauges and other precision gauges; electronic gauges for use where high-precision measurement is required; and custom-built and dedicated semi-automatic and automatic gauging systems. Distributed products manufactured by others include laser interferometer systems used primarily to check machine tool calibrations. Federal equipment is used extensively in precision metal working. Its markets include the automotive, farm implement, construction equipment, aerospace, ordnance and bearing industries.

    In each of fiscal years 1993, 1994 and 1995, gauge products manufactured by Federal accounted for 13%, 13% and 12%, respectively, of the Company's consolidated net sales.

  KORRY

    Korry is a market and technology leader in the manufacture of high-reliability electro-optical components and systems, illuminated push button switches, indicators, panels and keyboards that act as human interfaces in a broad variety of control and display applications for the aerospace and defense industry. Korry's products have been designed into many existing aircraft systems, and as a result, Korry enjoys a considerable spares and retrofit business. Korry's customers include original equipment manufacturers and the aftermarkets (equipment operators and spare parts distributors), primarily in the commercial aviation, military airborne, ground-based military equipment and shipboard military equipment markets. Korry's proprietary products provide its customers with a significant technological advantage in such areas as night vision--a top defense priority--and in the area of active matrix liquid crystal displays, a technology expected to have broad usage in commercial aerospace and military applications.

  OTHER

    ANGUS ELECTRONICS CO. manufactures recording instruments together with other analytical and process, and environmental monitoring instrumentation. These include analog strip chart and digital printout recorders as well as electronic and multi-channel microprocessor-based recording equipment. Customers of Angus Electronics include industrial equipment manufacturers, electric utilities, scientific laboratories, pharmaceutical manufacturers and process industries.

  BACKLOG

    At October 31, 1995, the backlog of the Instrumentation Group (of which $7.4 million is expected to be filled after fiscal 1996) was $31.1 million compared with $28.0 million at October 31, 1994.

MARKETING AND DISTRIBUTION

    For most of the Company's products, the maintenance of a service capability is an integral part of the marketing function. Each of the Company's separate operating units maintains its own separate and distinct sales force or distributor relationships.

    Automation Group products manufactured by Excellon are marketed domestically principally through employees and in foreign markets through employees, and independent distributors. Whitney products are sold principally through independent distributors and representatives.

    Aerospace and Defense Group products manufactured by Armtec are marketed domestically and abroad by employees and independent representatives. Auxitrol's products are marketed in Europe through employees and independent representatives.

    Instrumentation Group products manufactured by Federal and Korry are marketed domestically principally through employees, and in foreign markets through both employees and independent representatives.

EMPLOYEES

    The Company and its subsidiaries had 2,849 employees at October 31, 1995. Less than 10% of these employees were members of an organized labor union.

COMPETITION AND PATENTS

    The Company's subsidiaries experience varying degrees of competition with respect to all of their products and services. Most subsidiaries are in specialized market niches with relatively few competitors. The Company competes in most markets it serves with numerous other companies, many of which have far greater sales volume and financial resources than the Company. The principal competitive factors in the commercial markets in which the Company participates are product performance and service. Part of product performance requires expenditures in research and development that lead to product improvement on a rapid basis. The market for many of the Company's products maybe affected by rapid and significant technological changes and new product introduction. Current competitors or new entrants could introduce new products with features that render the Company's products obsolete or less marketable. Excellon's principal competitors are Hitachi, Ltd. and Pluritec. Whitney's principal competitors are Mazak, Cincinnati

Milacron, U.S. Amada, and Trumpf. Auxitrol's principal competitors are Ametek and Rosemount. Federal's principal competitors are Starrett and Mitutoyo. Korry's principal competitors are Eaton-MSC and Ducommun Jay-El. See "Risk Factors -- Competition."

    The subsidiaries hold a number of patents but in general rely on technical superiority, exclusive features in their equipment and marketing and service to customers to meet competition. Licenses which help maintain a significant advantage over competition include a long-term license agreement under which Auxitrol manufactures and sells electrical penetration assemblies.

SOURCES AND AVAILABILITY OF RAW MATERIALS AND COMPONENTS

    Due to the Company's diversification, the sources and availability of raw materials and components are not nearly as important as they would be for a company that manufactures a single product. In general, the Company is not dependent for its raw materials and components upon any one source of supply. However, certain components and supplies such as air bearing spindles purchased by Excellon and hydraulic components purchased by Whitney and certain other raw materials and components purchased by other subsidiaries are purchased from a single source. In such instances, ongoing efforts are conducted to develop alternative sources or designs to help avoid the possibility of any business impairment.

LEGAL PROCEEDINGS

    The Company has various lawsuits and claims, both offensive and defensive, and contingent liabilities arising from the conduct of business, including those associated with government contracting activities, none of which, in the opinion of management, is expected to have a material effect on the Company's financial position or results of operations.

ENVIRONMENTAL MATTERS

    The Company is subject to federal, state, local and foreign laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances (together, "Environmental Laws").

    The Company's various operations use certain substances and generate certain wastes that are regulated as or may be deemed hazardous under applicable Environmental Laws, or for which the Company has incurred cleanup obligations. While the Company endeavors at each of its facilities to assure compliance with Environmental Laws and regulations, from time to time, operations of the Company have resulted or may result in certain noncompliance with applicable requirements under Environmental Laws for which the Company has incurred cleanup and related costs. However, the Company believes that any such noncompliance or cleanup liability under current Environmental Laws would not have a material adverse effect on the Company's results of operations and financial condition.

    The Company has been identified as a potentially responsible party ("PRP"), pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), and analogous state Environmental Laws, for the cleanup of contamination resulting from past disposals of hazardous wastes at certain sites to which the Company, among others, sent wastes in the past. CERCLA requires PRPs to pay for cleanup of sites from which there has been a release or threatened release of hazardous substances. Courts have interpreted CERCLA to impose strict, joint and several liability upon all persons liable for cleanup costs. As a practical matter, however, at sites where there are multiple PRPs, the costs of cleanup typically are allocated among the parties according to a volumetric or other standard. Although there can be no assurance, the Company believes, based on, among other things, a review of the data available to the Company regarding each such site, including the minor volumes of waste which the Company is alleged to have contributed, and a comparison of the Company's liability at each such site to settlements previously reached by the Company in similar cases, that its liability for such matters will not be material. Nonetheless, until the Company's proportionate share is finally determined at each such site, there can be no assurance that such matters, or any similar liabilities that arise in the future, will not have a material adverse effect on the Company's results of operations or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The names and ages of all directors and executive officers of the Company and the positions and offices held by such persons are as follows:

          NAME                  POSITION WITH THE COMPANY          AGE
-----------------------------------------------------------------  ---
Wendell P. Hurlbut       Chairman, President and Chief Executive   64
                          Officer
Gilbert W. Anderson      Director                                  67
John F. Clearman         Director                                  58
Edwin I. Colodny         Director                                  69
E. John Finn             Director                                  64
Robert F. Goldhammer     Director                                  64
Jerome J. Meyer          Director                                  57
Paul G. Schloemer        Director                                  67
Malcolm T. Stamper       Director                                  70
Robert W. Stevenson      Executive Vice President, Chief           56
                          Financial Officer, Secretary and
                          Treasurer
Robert W. Cremin         Senior Vice President and Group           55
                          Executive
Larry A. Kring           Group Vice President                      55
Stephen R. Larson        Group Vice President                      51
Marcia J.M. Greenberg    Vice President, Human Relations           43

    The Board of Directors of the Company is divided into three classes of directors whose terms expire in 1996 (Messrs. Finn, Goldhammer and Meyer), 1997 (Messrs. Anderson, Hurlbut and Stamper) and 1998 (Messrs. Clearman, Colodny and Schloemer). Set forth below is a description of the background of directors and executive officers of the Company.

    Mr. Hurlbut has been Chairman, President and Chief Executive Officer of the Company since January 1993. From February 1989 through December 1992, he was President and Chief Executive Officer. From June 1988 to February 1989, he was President and Chief Operating Officer. From November 1987 to June 1988, he was Executive Vice President, Operations. From October 1978 to September 1989, Mr. Hurlbut served in various capacities ranging from Group Vice President to President and Chief Executive Officer of Criton Technologies. From November 1972 to October 1978 he served as President of Heath Tecna Aerospace Company. Mr. Hurlbut has a B.S. degree in Engineering from the University of Washington. Mr. Hurlbut is also a member of the Board of Directors of the National Association of Manufacturers. He has been a director of the Company since 1989.

    Mr. Anderson is the retired President and Chief Executive Officer of Physio-Control Corporation (a medical equipment manufacturer), having held such positions from 1986 to 1991 and is a private investor. He is also a director of Key Trust Company of the Northwest and SpaceLabs Medical. He has been a director of the Company since 1991.

    Mr. Clearman is the retired President and Chief Executive Officer of NC Machinery Co. (a heavy machinery distributor), having held such positions from 1986 through 1994, and is the Vice Chairman of Metropolitan Bancorp. He has been a director of the Company since 1989.

    Mr. Colodny is the retired Chairman and Chief Executive Officer of USAir Group, Inc. (an airline holding company), having held such positions from 1983 to 1991 and is Of Counsel at Paul, Hastings, Janofsky & Walker. Mr. Colodny is a director of USAir Group, Inc., Lockheed Martin Corporation, Comsat, Inc. and Ascent Entertainment Group, Inc. He has been a director of the Company since 1992.

    Mr. Finn is the retired Chairman and Partner of Dorr-Oliver Incorporated (a fluid/particle treatment equipment manufacturer), having held such positions from 1988 to 1995, and is a director of and consultant to Dorr-Oliver Incorporated. He is also a director of Advanced Refractory Technologies and Stanley Technology Group, Inc. and is on the Advisory Board of Bay Mills Ltd. He has been a director of the Company since 1989.

    Mr. Goldhammer has been the Chairman of ImClone Systems, Incorporated (a biotechnology company) since 1984. Prior thereto, he was a partner at Rohammer Corporation from 1989 to 1991. He is a director of EG&G, Inc. and a partner at Concord International Investments Group L.P., and has been a director of the Company since 1974.

    Mr. Meyer has been the Chairman and Chief Executive Officer of Tektronix, Inc. (an electronic equipment manufacturer) since 1990 and was the President of Industrial Group of Honeywell, Inc. from 1988 to 1990. He is a director of Portland General Corporation and Standard Insurance Company. He has been a director of the Company since 1992.

    Mr. Schloemer is the retired President and Chief Executive Officer of Parker Hannifin Corporation (a manufacturer of motion control products), having held such positions from 1984 to 1993 and is a director of Parker Hannifin Corporation, Rubbermaid Incorporated and AMP Incorporated. He has been a director of the Company since 1993.

    Mr. Stamper is the retired President and Vice Chairman of The Boeing Company (an aerospace company), having held such positions from 1985 to 1992 and has been the Chairman, Chief Executive Officer and Publisher of Storytellers Ink since 1990. He is a director of Chrysler Corporation and Whittaker Corp. He has been a director of the Company since 1991.

    Mr. Stevenson has been Executive Vice President and Chief Financial Officer, Secretary and Treasurer since October 1987. From March 1968 to September 1989, Mr. Stevenson served in various capacities ranging from Assistant Controller to Executive Vice President, Chief Financial Officer and Secretary of Criton Technologies. Mr. Stevenson has an M.B.A. from the Wharton School of Business at the University of Pennsylvania and a B.A. degree from Stanford University.

    Mr. Cremin has been Senior Vice President and Group Executive since January 1991. From October 1987 to December 1990, he was Group Vice President. From July 1976 to September 1989, Mr. Cremin served in various capacities ranging from Director, Program Analysis to Group Vice President of Criton Technologies. Mr. Cremin has an M.B.A. from Harvard Business School and a B.S. degree in Metallurgical Engineering from Polytechnic Institute of Brooklyn.

    Mr. Kring has been Group Vice President since August 1993. From November 1978 to July 1993, he was President and Chief Executive Officer of Heath Tecna Aerospace Co., a unit of Ciba Composites Division, Anaheim, California. Mr. Kring has an M.B.A. from California State University at Northridge and a B.S. degree in Aeronautical Engineering from Purdue University. He is a director of Active Apparel Group, Inc.

    Mr. Larson has been Group Vice President since April 1991. From February 1978 to March 1993, he held various executive positions with Korry Electronics, part of Criton Technologies, including President and Executive Vice President, Marketing. Mr. Larson has an M.B.A. degree from the University of Chicago and a B.S. degree in Electrical Engineering from Northwestern University.

    Ms. Greenberg has been Vice President, Human Relations since March 1993. From January 1992 to February 1993, she was a partner in the law firm of Bogle & Gates, Seattle, Washington. From August 1984 to December 1991, she was an associate attorney in the law firm of Bogle & Gates. Ms. Greenberg has a J.D. degree from Northwestern University School of Law and a B.A. from Portland State University.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of February 7, 1996, by (i) each person or entity who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Company's named executive officers, and (iv) all directors and executive officers of the Company as a group.

                                                                NUMBER OF     PERCENT OF
          NAME AND ADDRESS OF BENEFICIAL OWNER(1)               SHARES(2)       CLASS
------------------------------------------------------------  -------------   ----------
The Prudential Insurance Company of America                   661,389(3)           9.9%
  Prudential Plaza
  Newark, NJ 07102
Merrill Lynch & Co., Inc.                                     350,600(4)           5.3%
  World Financial Center, North Tower
  250 Vesey Street
  New York, NY 10281
Wendell P. Hurlbut                                            186,821(5)           2.7%
Robert W. Stevenson                                           100,362(5)(6)        1.5%
Robert W. Cremin                                               84,150(5)(6)        1.3%
Stephen R. Larson                                              62,500(5)             *
Larry A. Kring                                                 50,200(5)             *
E. John Finn                                                   18,344                *
Robert F. Goldhammer                                           11,094                *
John F. Clearman                                                5,344                *
Gilbert W. Anderson                                             2,466                *
Edwin I. Colodny                                                2,344                *
Jerome J. Meyer                                                 1,344                *
Paul G. Schloemer                                               1,344                *
Malcolm T. Stamper                                              1,344                *
Directors and executive officers as a group (14 persons)      535,157(5)(6)        7.5%

--------------------------
*    Less than 1%.
(1) Unless otherwise indicated, the business address of each of the shareholders named in this table is Esterline Technologies Corporation, 10800 NE 8th Street, Bellevue, Washington 98004.
(2) Unless otherwise indicated in the footnotes to this table, the person and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
(3) The holding shown is based on a Schedule 13G filed with the Commission on or about April 10, 1995 by The Prudential Insurance Company of America, an insurance company, a registered broker-dealer and a registered investment advisor that disclaims beneficial ownership of these shares. Based on the information in such filing, shared voting and dispositive power is reported with respect to all of the shares. Management believes, however, that The Prudential Insurance Company of America has reduced its beneficial ownership to 403,000 shares, representing 6.1% of the class.
(4) The holding shown is based on an amended Schedule 13G jointly filed with the Commission on or about February 14, 1995, by Merrill Lynch & Co., Inc., a holding company, Merrill Lynch Group, Inc., a holding company, Princeton Services, Inc., a holding company, Fund Asset Management, L.P. a registered investment advisor, and Merrill Lynch Phoenix Fund, Inc., a registered investment company. All parties to the joint filing disclaim, beneficial ownership of these shares. Based on the information in such filing shared voting and dispositive power is reported with respect to all of the shares. Management believes, however, that Merrill Lynch & Co., Inc. has reduced its beneficial ownership to 250,000 shares, representing 3.8% of the class.
(5) Includes shares subject to options granted under the Company's 1987 Stock Option Plan which are exercisable currently or within 60 days of February 7, 1996 as follows: Mr. Cremin, 81,250 shares; Mr. Hurlbut, 147,500 shares; Mr. Kring, 45,000 shares; Mr. Larson, 62,500 shares, Mr. Stevenson, 90,000 shares; and directors, nominees and executive officers as a group, 433,750 shares.
(6) Includes shares held in the name of children as follows: Mr. Cremin, 300 shares and Mr. Stevenson, 3,400 shares.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The Company's authorized capital stock consists of 30,500,000 shares, of which 30,000,000 shares are Common Stock, par value $.20 per share (the "Common Stock"), including 947,000 shares reserved for issuance upon exercise of options; 25,000 shares are Preferred Stock, par value $100 per share (the "Preferred Stock"), issuable in series; 475,000 shares are Serial Preferred Stock, par value $1 per share (the "Serial Preferred Stock"), also issuable in series. Of the Serial Preferred Stock, 100,000 shares have been designated Series A Serial Preferred Stock, par value $1 per share (the "Series A Serial Preferred Stock"), and reserved for issuance pursuant to the Company's Rights Plan (defined below). The following summary description of the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation, as amended, the Company's Bylaws, and the Rights Agreement dated as of December 9, 1992, as amended, between the Company and Chemical Bank, as rights agent thereunder, and to Delaware corporation law.

COMMON STOCK

    Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. The Board of Directors is currently comprised of nine members having staggered terms, one-third of whom are elected at each year's annual meeting to serve a three-year term. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock or Serial Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock or Serial Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The shares of Common Stock outstanding immediately following the completion of this offering will be fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock or Serial Preferred Stock that the Company may designate and issue in the future. As of February 7, 1996, there were 6,658,560 shares of Common Stock outstanding. The Common Stock is currently listed and traded on the New York Stock Exchange.

PREFERRED STOCK AND SERIAL PREFERRED STOCK

    The Preferred Stock and Serial Preferred Stock may be issued from time to time in one or more series with such designations, preferences and relative participating, optional, or other special rights and qualifications, limitations or restrictions thereof, as shall be stated in the resolutions adopted by the Board of Directors providing for the issuance of such Preferred Stock and Serial Preferred Stock or series thereof. The Board of Directors is expressly vested with authority to fix such designations, preferences and relative participating, optional or other special rights, or qualifications, limitations or restrictions for each series, including, but not by way of limitation, the power to fix the redemption and liquidating preferences, the rate of dividends payable and the time for and priority of payment thereof and to determine whether such dividends shall be cumulative or not and to provide for and fix the terms of conversion of such Preferred Stock or Serial Preferred Stock or any series thereof into Common Stock of the Company and to fix the voting power, if any, of shares of Preferred Stock or Serial Preferred Stock or any series thereof at elections of directors, provided that the voting rights of the Preferred Stock or Serial Preferred Stock so fixed shall not exceed one (1) vote per share. The issuance of the Preferred Stock and Serial Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the rights of the holders of Common Stock, and, under certain circumstances, make it more difficult for a third party to gain control of the Company. In the event that shares of Preferred Stock or Serial Preferred Stock are issued as convertible securities, convertible into shares of Common Stock, the holders of Common Stock may experience dilution. As of the date hereof there were no shares of Preferred Stock or Serial Preferred Stock outstanding. However, in connection with the adoption of the Company's stockholders' Rights Plan the Company has designated and reserved for issuance, upon exercise of rights granted to its stockholders, 100,000 shares of Series A Serial Preferred Stock.

RIGHTS PLAN

    On December 9, 1992, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of the Company's Common Stock to stockholders of record at the close of business on December 23, 1992 (the "Rights Plan"). Each Right initially entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Serial Preferred Stock, par value $1.00 per share at a Purchase Price of $56 per one-one hundreth of a share, subject to adjustment.

    Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 10% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after December 23, 1992 contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Serial Preferred Stock will be issued.

    The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 23, 2002, unless earlier redeemed by the Company as described below.

    As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

    In the event that, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) a person becomes the beneficial owner of more than 15% of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Company and its stockholders (a "Fair Offer")), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (E.G., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

    In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger described in the preceding paragraph or a merger which follows a Fair Offer, or
(ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

    The Purchase Price payable, and the number of shares of Series A Serial Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Serial Preferred Stock, (ii) if holders of the Series A Serial Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock, or convertible securities at less than the current market price of the Series A Serial Preferred Stock, or (iii) upon the distribution to holders of the Series A Serial Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Serial Preferred Stock on the last trading date prior to the date of exercise.

    At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to less than 10% of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive $.01 redemption price.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

    Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; PROVIDED, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

    The Rights may have certain anti-takeover effects. The Rights are designed to cause substantial dilution to any Acquiring Person that attempts to merge or consolidate with, or that takes certain other actions affecting, the Company on terms not approved by the Board of Directors of the Company. The Company does not believe that the Rights will interfere with any merger or other business combination approved by the Board of Directors of the Company since the Rights may be redeemed by the Company as provided above.

SECTION 203 OF DELAWARE CORPORATION LAW

    The Company is subject to the "business combination" statute of the Delaware General Corporation Law (Section 203). In general, such statute prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) such transaction is approved by the Board of Directors prior to the date the interested stockholder obtains such status,
(ii)  upon   consummation  of   the  transaction   the  interested   stockholder
beneficially owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes mergers, asset sales and other transactions resulting in financial benefit to an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

    Under the Company's Restated Certificate of Incorporation, as amended, upon the sale of the Common Stock offered hereby there will be 21,554,786 shares of Common Stock authorized but unissued (assuming no exercise of options) and 25,000 shares of Preferred Stock and 475,000 shares of Serial Preferred Stock authorized but unissued for future issuance without additional stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future offerings to raise additional capital or to facilitate corporate acquisitions.

    One of the effects of the existence of unissued and unreserved Common Stock, Preferred Stock or Serial Peferred Stock may be to enable the Board to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.

    The issuance of Preferred Stock or Serial Preferred Stock could have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Stock or Serial Preferred Stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights of the holders of the Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock.

    The Company does not currently have any plans to issue additional shares of Common Stock Preferred Stock or Serial Preferred Stock other than shares of Common Stock and associated Series A Serial Preferred Stock which may be issued upon the exercise of options which have been granted or which may be granted in the future to directors, officers, and employees of the Company.

INDEMNIFICATION

    The Restated Certificate of Incorporation, as amended, contains a provision that limits the liability of the Company's directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the Delaware corporation law. Such limitation does not, however, affect the liability of a director unless such director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in certain situations. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the directors and officers of the Company have indemnification and directors and officers liability protection.

REGISTRAR AND TRANSFER AGENT

    The registrar and transfer agent for the Common Stock is Chemical Mellon Shareholder Services.

                                  UNDERWRITING

    The U.S. Underwriters named below, acting through PaineWebber Incorporated, Ragen MacKenzie Incorporated, and Pacific Crest Securities Inc., as Representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company and the U.S. Underwriters (the "U.S. Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the U.S. Underwriters, the aggregate number of shares of Common Stock set forth opposite their names below:

                                                                         NUMBER OF
U.S. UNDERWRITERS                                                          SHARES
-----------------------------------------------------------------------  ----------
PaineWebber Incorporated...............................................     350,000
Ragen MacKenzie Incorporated...........................................     350,000
Pacific Crest Securities Inc...........................................     165,000
Bear, Stearns & Co. Inc................................................      50,000
Alex. Brown & Sons Incorporated........................................      50,000
A. G. Edwards & Sons, Inc..............................................      50,000
Lehman Brothers........................................................      50,000
Oppenheimer & Co., Inc.................................................      50,000
Schroder Wertheim & Co. Incorporated...................................      50,000
Dain Bosworth Incorporated.............................................      25,000
D. A. Davidson & Co. Incorporated......................................      25,000
EVEREN Securities, Inc.................................................      25,000
Fahnestock & Co. Inc...................................................      25,000
Jefferies & Company, Inc...............................................      25,000
C. L. King & Associates................................................      25,000
Ladenburg, Thalmann & Co., Inc.........................................      25,000
Pennsylvania Merchant Group Ltd........................................      25,000
Rauscher Pierce Refsnes, Inc...........................................      25,000
Stifel, Nicolaus & Company, Incorporated...............................      25,000
Sutro & Co. Incorporated...............................................      25,000
                                                                         ----------
  Total................................................................   1,440,000
                                                                         ----------
                                                                         ----------

    In addition, the International Underwriters (together with the U.S. Underwriters, the "Underwriters"), in a concurrent offering of the Common Stock to persons other than United States or Canadian Persons (as defined below), acting through PaineWebber International (U.K.) Ltd., Ragen MacKenzie Incorporated, and Pacific Crest Securities Inc., as International Representatives (the "International Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company and the International Underwriters (the "International Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the International Underwriters, 360,000 shares of Common Stock.

    The U.S. Underwriting Agreement provides that the obligation of the U.S. Underwriters to purchase the shares of Common Stock listed above is subject to certain conditions. The U.S. Underwriting Agreement also provides that the U.S. Underwriters are obligated to purchase, and the Company is obligated to sell, all the shares of Common Stock offered hereby if any are purchased (without consideration of any shares that may be purchased through the Underwriters' over-allotment option). The offering price and underwriting discounts and commissions under both underwriting agreements are identical. In general, the closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Underwriting Agreement is a condition to closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement and vice versa. PaineWebber International (U.K.) Ltd. is an affiliate of PaineWebber Incorporated.

    The Representatives have advised the Company that the U.S. Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $.67 per share and that the U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain other dealers, including the U.S. Underwriters. After the shares of Common Stock are released for sale to the public, the public offering price and concessions and discounts may be changed by the U.S. Underwriters.

    Each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock, (a) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person outside the United States or Canada or to anyone other than a United States or Canadian Person. Each International Underwriter has agreed that, as part of the distribution of the shares of Common Stock, (a) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between (as defined below). As used herein, "United States or Canadian Person" means any individual who is resident in the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under or governed by the laws of the United States or Canada or any political subdivision thereof (other than a foreign branch of any United States or Canadian Person), and shall include any United States or Canadian branch of a person other than a United States or Canadian Person; and "United States" shall mean the United States of America, its territories, possessions and all areas subject to its jurisdiction.

    Each U.S. Underwriter that will offer or sell shares of Common Stock in Canada as part of the distribution has severally agreed that such offers or sales will be made only pursuant to an exemption from the prospectus delivery requirements in each jurisdiction in Canada in which such offers and sales are made.

    The U.S Underwriters and International Underwriters have entered into an Agreement Between U.S. and International Underwriters (the "Agreement Between") that provides for the coordination of their activities. Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed upon. The per share price of any shares so sold shall be the public offering price set forth on the cover page of the Prospectus, less an amount not greater than the per share amount of the concession to dealers set forth above. To the extent there are sales between the U.S. Underwriters and the International Underwriters, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount appearing on the cover page of this Prospectus.

    The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day subsequent to the effective date of this offering, to purchase up to an aggregate of 270,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise such option only to cover over-allotments, if any, incurred in the sale of the shares of Common Stock. To the extent that the Underwriters exercise such option, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the percentage it is required to purchase of the total number of shares of Common Stock under the U.S. or International Underwriting Agreement, as the case may be.

    The Company has agreed to indemnify the U.S. Underwriters and the International Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the U.S. Underwriters or the International Underwriters may be required to make in respect thereof.

    The Company and an executive officer have agreed that they will not sell, contract to sell or otherwise dispose of any shares of Common Stock or any rights to purchase or acquire shares of Common Stock for a period of 90 days after the effective date of this offering, except for the shares of Common Stock offered hereby, the issuance of shares by the Company pursuant to employee stock options and the issuance of shares or options by the Company pursuant to employee benefit, stock option and compensation plans of the Company, without the prior written consent of the Representatives.

                                 LEGAL MATTERS

    Certain legal matters with respect to the shares of the Common Stock offered hereby will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California. Certain legal matters relating to the offering will be passed upon for the Underwriters by Milbank, Tweed, Hadley & McCloy, Los Angeles, California.

                                    EXPERTS

    The consolidated financial statements of the Company as of October 31, 1994 and 1995 for each of the three years in the period ended October 31, 1995 included in this Prospectus, and related financial statement schedules incorporated herein by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and by reference, and have been so incorporated and included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and inspected and copied or obtained by mail at prescribed rates from the public reference facilities maintained by the Commission at its principal offices: 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

    The Company's Common Stock is listed on the New York Stock Exchange. The Company's reports, proxy statements and other information can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the Common Stock described in this Prospectus. This Prospectus does not contain all the information set forth in the registration statement and exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the registration statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by reference to such exhibit. The registration statement, including exhibits and schedules thereto, may be inspected without charge or copied in whole or in part at prescribed rates at the Commission's principal offices set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference, except as superseded or modified herein:

    1. The Description of the Company's Common Stock which is contained in the Company's Registration Statement on Form 8-A, dated May 22, 1970.

    2. The Company's Annual Report on Form 10-K and Amendment No. 1 on Form 10-K/A for the fiscal year ended October 31, 1995.

    Each  document filed subsequent  to the date of  this prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing such document.

    The Company will provide a copy of the documents incorporated by reference herein (other than exhibits to such documents) without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request by such person. Requests should be addressed to:
Esterline Technologies Corporation, 10800 NE 8th Street, Bellevue, Washington 98004, Attention: Director, Corporate Communications (telephone number (206) 453-9400).

                         INDEX TO FINANCIAL STATEMENTS

                                                                                  PAGE
                                                                                  ----
Independent Auditors' Report....................................................  F-2
Consolidated Statement of Operations for the years ended October 31, 1993, 1994 and 1995.......................................................................  F-3
Consolidated Balance Sheet as of October 31, 1994 and 1995......................  F-4
Consolidated Statement of Cash Flows for the years ended October 31, 1993, 1994 and 1995.......................................................................  F-5
Consolidated Statement of Shareholders' Equity for the years ended October 31,
 1993, 1994 and 1995............................................................  F-6
Notes to Consolidated Financial Statements......................................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and the Board of Directors
Esterline Technologies Corporation
Bellevue, Washington

    We have audited the accompanying consolidated balance sheets of Esterline Technologies Corporation and its subsidiaries as of October 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Esterline Technologies Corporation and its subsidiaries as of October 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Seattle, Washington
December 11, 1995

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                 YEAR ENDED OCTOBER 31,
                                                              ----------------------------
                                                                1993      1994      1995
                                                              --------  --------  --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net Sales...................................................  $285,152  $294,044  $351,897
                                                              --------  --------  --------
Costs and Expenses
  Cost of sales.............................................   175,568   178,397   210,834
  Selling, general and administrative.......................   100,669   100,845   112,213
  Restructuring provision (credit)..........................    40,626     --       (2,067)
  Interest income...........................................      (122)     (113)   (1,156)
  Interest expense..........................................     6,446     6,098     5,598
                                                              --------  --------  --------
                                                               323,187   285,227   325,422
                                                              --------  --------  --------
Earnings (Loss) Before Income Taxes.........................   (38,035)    8,817    26,475
Income Tax Expense (Benefit)................................   (12,400)    1,254     9,094
                                                              --------  --------  --------
Net Earnings (Loss).........................................  $(25,635) $  7,563  $ 17,381
                                                              --------  --------  --------
                                                              --------  --------  --------
Net Earnings (Loss) Per Share...............................  $  (3.90) $   1.15  $   2.53
                                                              --------  --------  --------
                                                              --------  --------  --------

                 See Notes to Consolidated Financial Statements

                           CONSOLIDATED BALANCE SHEET
                                     ASSETS

                                                                           OCTOBER 31,
                                                                        ------------------
                                                                          1994      1995
                                                                        --------  --------
                                                                          (IN THOUSANDS)
Current Assets
  Cash and equivalents................................................  $ 9,076   $ 22,097
  Accounts receivable, net of allowances of $2,201 and $4,117 for
   doubtful accounts..................................................   63,685     63,825
  Inventories.........................................................   31,673     39,963
  Deferred income taxes...............................................   13,002     14,122
  Prepaid expenses....................................................    1,876      2,199
                                                                        --------  --------
    Total Current Assets..............................................  119,312    142,206
Property, Plant and Equipment
  Land................................................................    3,901      3,913
  Buildings...........................................................   43,137     43,669
  Machinery and equipment.............................................   98,635     99,076
                                                                        --------  --------
                                                                        145,673    146,658
  Accumulated depreciation............................................   94,070     97,426
                                                                        --------  --------
                                                                         51,603     49,232
Intangibles, net and Other Assets.....................................   46,609     34,276
                                                                        --------  --------
    Total Assets......................................................  $217,524  $225,714
                                                                        --------  --------
                                                                        --------  --------

                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable....................................................  $18,927   $ 23,143
  Accrued liabilities.................................................   69,426     66,363
  Credit facilities...................................................       58      7,721
  Current maturities of long-term debt................................   20,588      7,030
  Federal and foreign income taxes....................................    1,320      2,208
                                                                        --------  --------
    Total Current Liabilities.........................................  110,319    106,465
Long-Term Debt, net of current maturities.............................   41,714     35,543
Commitments and Contingencies (Notes 7 and 8)
Shareholders' Equity
  Common stock, par value $.20 per share, authorized 30,000,000 shares
   issued and outstanding 6,513,057 and 6,645,780 shares..............    1,302      1,328
  Capital in excess of par value......................................   10,482     10,390
  Retained earnings...................................................   54,951     72,332
  Cumulative translation adjustment...................................   (1,244 )     (344)
                                                                        --------  --------
    Total Shareholders' Equity........................................   65,491     83,706
                                                                        --------  --------
    Total Liabilities and Shareholders' Equity........................  $217,524  $225,714
                                                                        --------  --------
                                                                        --------  --------

                 See Notes to Consolidated Financial Statements

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                 YEAR ENDED OCTOBER 31,
                                                              ----------------------------
                                                                1993      1994      1995
                                                              --------  --------  --------
                                                                     (IN THOUSANDS)
CASH FLOWS PROVIDED (USED) BY OPERATING
 ACTIVITIES
  Net earnings (loss).......................................  $(25,635) $  7,563  $ 17,381
  Restructuring provision (credit)..........................    40,626     --       (2,067)
  Depreciation and amortization.............................    19,259    16,414    16,599
  Deferred income taxes.....................................   (16,558)   (1,303)   (2,969)
  Working capital changes
    Accounts receivable.....................................     1,779   (15,625)      280
    Inventories.............................................     1,250     7,590    (9,496)
    Prepaid expenses........................................      (202)       38      (176)
    Accounts payable........................................    (1,959)    3,564     4,121
    Accrued liabilities.....................................     2,040     6,910     7,196
    Federal and foreign income taxes........................    (1,750)      144       897
  Other, net................................................    (1,994)       92       882
                                                              --------  --------  --------
                                                                16,856    25,387    32,648
                                                              --------  --------  --------
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES
  Capital expenditures......................................    (9,566)  (11,288)  (11,461)
  Capital dispositions......................................     --        3,945     3,773
                                                              --------  --------  --------
                                                                (9,566)   (7,343)   (7,688)
                                                              --------  --------  --------
CASH FLOWS PROVIDED (USED) BY FINANCING
 ACTIVITIES
  Net change in credit facilities...........................     2,462    (5,218)    7,483
  Repayment of long-term debt...............................    (9,382)   (7,290)  (19,837)
                                                              --------  --------  --------
                                                                (6,920)  (12,508)  (12,354)
                                                              --------  --------  --------
Effect of Exchange Rates....................................      (269)      322       415
                                                              --------  --------  --------
Net Increase in Cash and Equivalents........................       101     5,858    13,021
Cash and Equivalents -- Beginning of Year...................     3,117     3,218     9,076
                                                              --------  --------  --------
Cash and Equivalents -- End of Year.........................  $  3,218  $  9,076  $ 22,097
                                                              --------  --------  --------
                                                              --------  --------  --------
SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid during the year for.............................
    Interest expense........................................  $  6,271  $  6,033  $  4,577
    Income taxes............................................     2,264     2,212    10,452

                 See Notes to Consolidated Financial Statements

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                YEAR ENDED OCTOBER 31,
                                                              --------------------------
                                                                1993     1994     1995
                                                              --------  -------  -------
                                                                    (IN THOUSANDS)
Common Stock, par value $.20 per share
  Beginning of year.........................................  $  1,301  $ 1,302  $ 1,302
  Stock issued under stock option plans.....................         1    --          26
                                                              --------  -------  -------
  End of year...............................................     1,302    1,302    1,328
                                                              --------  -------  -------
Capital in Excess of Par Value
  Beginning of year.........................................    10,480   10,482   10,482
  Stock issued under stock option plans.....................         2    --         (92)
                                                              --------  -------  -------
  End of year...............................................    10,482   10,482   10,390
                                                              --------  -------  -------
Retained Earnings
  Beginning of year.........................................    73,023   47,388   54,951
  Net earnings (loss).......................................   (25,635)   7,563   17,381
                                                              --------  -------  -------
  End of year...............................................    47,388   54,951   72,332
                                                              --------  -------  -------
Cumulative Foreign Currency Translation Adjustment
  Beginning of year.........................................    (2,182)  (3,849)  (1,244)
  Aggregate adjustment resulting from foreign currency
   translation..............................................    (1,667)   2,605      900
                                                              --------  -------  -------
  End of year...............................................    (3,849)  (1,244)    (344)
                                                              --------  -------  -------
Shareholders' Equity........................................  $ 55,323  $65,491  $83,706
                                                              --------  -------  -------
                                                              --------  -------  -------

                 See Notes to Consolidated Financial Statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ACCOUNTING POLICIES
    BASIS OF PRESENTATION: The consolidated financial statements include the accounts of Esterline Technologies Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Classifications have been changed for certain amounts in the preceding period to conform with the current year's financial presentation.

    FOREIGN CURRENCY TRANSLATION: Foreign currency assets and liabilities are translated into their U.S. dollar equivalents based on year-end exchange rates. Revenue and expense accounts are generally translated at average exchange rates. Aggregate exchange gains and losses arising from the translation of foreign assets and liabilities are included in shareholders' equity. Transaction gains and losses are included in income and have not been significant in amount.

    INVENTORIES: Most inventories are stated at the lower of cost (first in, first out) or market. Two subsidiaries state their inventories at the lower of cost (last in, first out) or market. Inventory cost includes material, labor and factory overhead.

    RESEARCH, DEVELOPMENT AND RELATED ENGINEERING COSTS: Research, development and related engineering costs approximated $14,007,000, $13,711,000 and $16,638,000 in 1993, 1994 and 1995, respectively, and are generally expensed as incurred.

    PROPERTY, PLANT AND EQUIPMENT, AND DEPRECIATION: Property, plant and equipment is carried at cost and includes expenditures for major improvements which increase useful lives. Depreciation is provided generally on the straight-line method. For income tax purposes, depreciation is computed using various accelerated methods.

    INTANGIBLE ASSETS: Intangible assets arise primarily from business acquisitions and include intangibles and the cost of purchased businesses in excess of amounts assigned to tangible and intangible assets. Intangible assets are being amortized over estimated lives of up to 40 years.

    ASSET VALUATION:    The carrying  amount  of long-life  assets  is  reviewed
periodically. If the asset carrying amount is not recoverable, the asset is considered to be impaired and the value is adjusted.

    MANAGEMENT ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

    ENVIRONMENTAL: Environmental exposures are provided for in total at the time they are known to exist or are considered reasonably probable.

    EARNINGS PER SHARE: Earnings per share are computed using the average number of common and common equivalent shares outstanding during each year (6,579,000 shares in 1993, 6,571,000 shares in 1994 and 6,870,000 shares in
1995).

    CASH EQUIVALENTS:    Investments  maturing  in  three  months  or  less  are
classified as cash equivalents.

    FINANCIAL INSTRUMENTS: The Company's financial instruments include cash and equivalents, accounts receivable and accounts payable, for which the fair value approximates carrying value, and credit facilities and long-term debt. The fair values of credit facilities and long-term debt (see Note 4) were estimated using interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities.

    CONCENTRATIONS OF CREDIT RISK: Concentrations of credit risk with respect to accounts receivable are generally diversified due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and geographies. The Company performs ongoing credit evaluations of its customer's financial condition and, in certain circumstances, utilizes letters of credit and bank guarantees to minimize risk.

2.  INVENTORIES
    Inventories consisted of the following:

                                                                   OCTOBER 31,
                                                              ----------------------
                                                                 1994        1995
                                                              -----------  ---------
                                                                  (IN THOUSANDS)
Raw materials and purchased parts...........................   $   8,770   $  11,422
Work in process.............................................      16,887      22,052
Finished goods..............................................       6,016       6,489
                                                              -----------  ---------
                                                               $  31,673   $  39,963
                                                              -----------  ---------
                                                              -----------  ---------

    At  October 31, 1994 and 1995,  $8,500,000 and $10,000,000, respectively, of the Company's total inventories were stated under the last in, first out inventory method. Had the first in, first out method been used, these inventories would have been $3,386,000 and $3,896,000 higher than reported at October 31, 1994 and 1995, respectively.

3.  ACCRUED LIABILITIES
    Accrued liabilities consisted of the following:

                                                                OCTOBER 31,
                                                            --------------------
                                                              1994       1995
                                                            ---------  ---------
                                                               (IN THOUSANDS)
Payroll and other compensation............................  $  18,905  $  19,971
Self-insurance provisions.................................      7,886      7,151
Interest..................................................      2,770      2,453
Warranties................................................      3,495     10,202
State and other tax accruals..............................      7,048      6,912
Accrued restructuring cost................................     13,698     --
Other.....................................................     15,624     19,674
                                                            ---------  ---------
                                                            $  69,426  $  66,363
                                                            ---------  ---------
                                                            ---------  ---------

4.  DEBT
    Long-term debt consisted of the following:

                                                               OCTOBER 31,
                                                          ----------------------
                                                             1994        1995
                                                          -----------  ---------
                                                              (IN THOUSANDS)
8.75% senior notes, due 2002............................   $  40,000   $  40,000
8.25% convertible subordinated debentures, due 1995.....      20,000      --
Other...................................................       2,302       2,573
                                                          -----------  ---------
                                                              62,302      42,573
    Less current maturities.............................      20,588       7,030
                                                          -----------  ---------
                                                           $  41,714   $  35,543
                                                          -----------  ---------
                                                          -----------  ---------

    The   8.75%  senior  notes  are  unsecured   and  payable  in  equal  annual
installments beginning in fiscal 1996. Interest is payable semi-annually in January and July of each year.

    The 8.25% convertible debentures were issued by Esterline International Finance N.V., a subsidiary of the Company, and were retired in 1995.

    The Company has a $35,000,000 unsecured line of credit with a group of banks. Alternative interest rates are available based on LIBOR, or the lead bank's prime rate, at the Company's option. There were no amounts borrowed under the line of credit as of October 31, 1994 and 1995.

    The unsecured  line  of  credit  contains  various  restrictions,  including
maintenance   of  net  worth,  payment  of  dividends,  interest  coverage,  and limitations on additional borrowings.

    The fair value of the Company's notes payable and long-term debt was estimated at $61,088,000 and $41,587,000 at October 31, 1994 and 1995,
respectively.

    Maturities of long-term debt are as follows:

                                                    (IN THOUSANDS)
1996..............................................     $ 7,030
1997..............................................       6,444
1998..............................................       6,161
1999..............................................       5,786
2000..............................................       5,722
2001 and thereafter...............................      11,430
                                                       -------
                                                       $42,573
                                                       -------
                                                       -------

    The Company had lines of credit with domestic and foreign banks as follows:

                                                                              OCTOBER 31,
                                                                          --------------------
                                                                            1994       1995
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Outstanding Balance
  Domestic..............................................................  $  --      $  --
  Foreign...............................................................         58      7,721
                                                                          ---------  ---------
                                                                          $      58  $   7,721
                                                                          ---------  ---------
                                                                          ---------  ---------
Credit Lines
  Domestic..............................................................  $  35,000  $  35,000
  Foreign...............................................................     10,000     10,000
Average Borrowings during the year
  Domestic..............................................................        500     --
  Foreign...............................................................      4,500      6,000
Average Interest Rates during the year
  Domestic..............................................................        6.8%    --
  Foreign...............................................................        7.5%       7.7%

    Letters of credit are considered borrowed funds under the Company's line of credit. Borrowing capacity under the credit line shown above was reduced by the outstanding letters of credit of approximately $7,093,000 at October 31, 1995.

5.  RETIREMENT BENEFITS
    Pension benefits are provided for substantially all U.S. employees under contributory and non-contributory pension and other plans, and are based on years of service and five-year average compensation. The Company makes actuarially computed contributions as necessary to adequately fund benefits. The actuarial computations assumed discount rates on benefit obligations and expected long-term rates of return on plan assets of 7.5% and annual compensation increases of 5%. Investments of the plans primarily consist of U.S. Government obligations, publicly traded common stocks, mutual funds and insurance contracts.

    Pension expense consisted of the following:

                                                                   YEAR ENDED OCTOBER 31,
                                                              ---------------------------------
                                                                 1993       1994        1995
                                                              ----------  ---------  ----------
                                                                       (IN THOUSANDS)
Service cost-benefits earned during the year................  $    2,106  $   2,322  $    2,316
Interest cost on projected benefit obligation...............       4,248      4,457       4,698
Actual return on plan assets-investment gains...............     (10,467)    (2,827)    (13,189)
Net amortization and deferral...............................       4,487     (3,515)      7,292
                                                              ----------  ---------  ----------
Net pension expense.........................................  $      374  $     437  $    1,117
                                                              ----------  ---------  ----------
                                                              ----------  ---------  ----------

    Combined funded status of the plans was as follows:

                                                                              OCTOBER 31,
                                                                          --------------------
                                                                            1994       1995
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Plan assets at fair market value........................................  $  75,457  $  83,815
Projected benefit obligation for service rendered to date...............     60,836     62,223
                                                                          ---------  ---------
Plan assets in excess of projected benefit obligation...................     14,621     21,592
Unrecognized net (gain) loss............................................        552     (7,514)
Unrecognized net asset at November 1, 1985..............................     (2,887)    (2,406)
                                                                          ---------  ---------
Prepaid pension expense, included in other assets.......................  $  12,286  $  11,672
                                                                          ---------  ---------
                                                                          ---------  ---------
Actuarial present value of accumulated benefit obligation, including vested benefits of $51,489 and $51,716.................................  $  52,602  $  51,978
                                                                          ---------  ---------
                                                                          ---------  ---------

    The Company has a supplemental retirement plan for key executives providing for periodic payments upon retirement. The long-term liability under this plan was $1,549,000 and $2,046,000 as of October 31, 1994 and 1995, respectively.

    Provision for all retirement benefits consisted of the following:

                                                                         YEAR ENDED OCTOBER 31,
                                                                     -------------------------------
                                                                       1993       1994       1995
                                                                     ---------  ---------  ---------
                                                                             (IN THOUSANDS)
Pension plans......................................................  $     464  $   1,232  $   2,016
Profit-sharing and other plans.....................................         72     --         --
                                                                     ---------  ---------  ---------
                                                                     $     536  $   1,232  $   2,016
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

6.  INCOME TAXES
    During 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of the change was not material.

    During 1994, the Internal Revenue Service completed an examination of certain federal income tax returns and reached agreement with the Company on various filing positions. As a result, the Company recorded a $2,000,000 tax benefit in the fourth quarter of 1994.

    Income tax expense (benefit) consisted of the following:

                                                                   YEAR ENDED OCTOBER 31,
                                                              --------------------------------
                                                                 1993       1994       1995
                                                              ----------  ---------  ---------
                                                                       (IN THOUSANDS)
Current.....................................................  $    1,695  $   2,557  $  12,063
Deferred....................................................     (14,095)    (1,303)    (2,969)
                                                              ----------  ---------  ---------
                                                              $  (12,400) $   1,254  $   9,094
                                                              ----------  ---------  ---------
                                                              ----------  ---------  ---------

    Primary components of the Company's deferred tax assets and liabilities resulted from temporary tax differences associated with the following:

                                                                           YEAR ENDED OCTOBER
                                                                                  31,
                                                                          --------------------
                                                                            1994       1995
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Reserves and liabilities................................................  $  10,660  $  15,797
Employee benefits.......................................................      5,357      4,039
Tax credits.............................................................        751     --
Foreign tax loss carryforward...........................................     --          1,627
Restructuring accruals..................................................      4,863     --
                                                                          ---------  ---------
  Total deferred tax assets.............................................     21,631     21,463
                                                                          ---------  ---------
Depreciation and amortization...........................................     (4,110)    (1,412)
Retirement benefits.....................................................     (3,856)    (3,417)
                                                                          ---------  ---------
  Total deferred tax liabilities........................................     (7,966)    (4,829)
                                                                          ---------  ---------
                                                                          $  13,665  $  16,634
                                                                          ---------  ---------
                                                                          ---------  ---------

    A   valuation  allowance  was  not  required   due  to  the  nature  of  and
circumstances associated with the temporary tax differences.

    A reconciliation of the United States federal statutory income tax rate to the effective income tax rate was as follows:

                                                               1993    1994    1995
                                                               -----   -----   ----
U.S. statutory income tax rate..............................   (34.0)%  34.0%  35.0%
State income taxes..........................................    (1.1)    6.6    3.5
Foreign tax rates...........................................      .7     2.5   (1.5)
Foreign sales corporation...................................     (.8)   (3.5)  (1.7)
Tax settlement..............................................    --     (22.7)   --
Other, net..................................................     2.6    (2.7)  (1.0)
                                                               -----   -----   ----
Effective income tax rate...................................   (32.6)%  14.2%  34.3%
                                                               -----   -----   ----
                                                               -----   -----   ----

    No provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries, since such earnings have either been permanently reinvested or would be substantially offset by foreign tax credits.

7.  CONTINGENCIES
    In October 1995, the Company identified irregularities in the allocation of certain labor charges at Armtec, and promptly disclosed these irregularities to the Department of Defense. Armtec applied for admittance to the Department of Defense Voluntary Disclosure Program but has not yet been advised regarding its admittance to the Program. The outside attorneys and governmental contracting consultant that were retained by the Company to assist in this matter are continuing their internal investigation. At this stage of the investigation, management believes that the eventual outcome of this issue will not have a material adverse effect on the financial position or future operating results of the Company.

    The Company has various lawsuits and claims, both offensive and defensive, and contingent liabilities arising from the conduct of business, including those associated with government contracting activities, none of which, in the opinion of management, is expected to have a material effect on the Company's financial position or results of operations. Liabilities have been accrued for environmental remediation costs expected to be incurred in the disposition of manufacturing facilities. No provision has been recorded for environmental remediation costs which could result from changes in laws or other circumstances currently not contemplated by the Company.

8.  OPERATING LEASES
    Net  rental  expense   for  operating  leases   amounted  to   approximately
$3,241,000, $3,170,000 and $3,103,000 in 1993, 1994 and 1995, respectively.

    The Company's rental commitments for noncancelable operating leases with a duration in excess of one year are as follows:

                                                              (IN THOUSANDS)
1996........................................................  $       2,739
1997........................................................          2,413
1998........................................................          2,375
1999........................................................          2,118
2000........................................................          1,926
2001 and thereafter.........................................          1,449
                                                                    -------
                                                              $      13,020
                                                                    -------
                                                                    -------

9.  STOCK OPTION PLANS
    At October 31, 1995, the Company had 973,250 shares of common stock reserved for issuance to officers, directors and key employees under its stock option plans, of which 218,625 shares were available for future grant. Options granted under the plans are exercisable over a period of four years following the date of grant and expire not later than the tenth anniversary of the grant. The option exercise prices are equal to the fair market value of the Company's common stock on the date of grant.

    The following summarizes the changes in outstanding options granted under the Company's stock option plans:

                                                                               OPTION PRICES
                                                                     SHARES      PER SHARE
                                                                   ----------  --------------
Balance -- October 31, 1992......................................     911,625  $   8.00-11.25
    Granted......................................................     117,500      7.63- 9.38
    Canceled.....................................................     (25,625)     8.00-11.25
    Exercised....................................................     (25,000)           8.00
                                                                   ----------  --------------
Balance -- October 31, 1993......................................     978,500      7.63-11.25
    Granted......................................................     119,000      7.38- 9.88
    Canceled.....................................................     (54,000)     7.38-11.25
    Exercised....................................................      (5,000)           9.00
                                                                   ----------  --------------
Balance -- October 31, 1994......................................   1,038,500      7.38-11.25
    Granted......................................................     105,000     12.88-17.75
    Cancelled....................................................      (7,500)     7.38-11.25
    Exercised....................................................    (381,375)     7.38- 9.50
                                                                   ----------  --------------
Balance -- October 31, 1995......................................     754,625  $   7.38-17.75
                                                                   ----------  --------------
                                                                   ----------  --------------
Exercisable at October 31, 1995..................................     470,375  $   7.38-11.25
                                                                   ----------  --------------
                                                                   ----------  --------------

10. CAPITAL STOCK

    The authorized capital stock of the Company consists of 500,000 shares of preferred stock, including 25,000 shares ($100 par value) and 475,000 shares ($1.00 par value) issuable in series, and 30,000,000 shares of common stock ($.20 par value). At October 31, 1995, there were no shares of preferred stock outstanding, 973,250 shares of common stock were reserved for issuance under the Company's stock option plans.

    On December 9, 1992, the Board of Directors adopted a Stockholder Rights Plan providing for the distribution of one Preferred Stock Purchase Right for each share of common stock held on December 23, 1992. Each Right entitles the holder to purchase one-one hundredth of a share of Series A Serial Preferred Stock at an exercise price of $56. The Rights expire December 23, 2002.

    The Rights will be exercisable and transferrable apart from the common stock only if a person or group acquires beneficial ownership of 10% or more of the Company's common stock or commences a tender offer or exchange offer which would result in a person or group beneficially owning 10% or more of the Company's common stock. The Rights will be redeemable by the Company for $.01 each at any time prior to the tenth day after an announcement that a person or group beneficially owns 10% or more of the common stock.

    Upon the occurrence of certain events, the holder of a Right can purchase, for the then current exercise price of the Right, shares of common stock of the Company (or under certain circumstances, as determined by the Board of Directors, cash, other securities or property) having a value of twice the Right's exercise price. Upon the occurrence of certain other events, the holder of each Right would be entitled to purchase, at the exercise price of the Right, shares of common stock of a corporation or other entity acquiring the Company or engaging in certain transactions involving the Company, that has a market value of twice the Right's exercise price.

11. RESTRUCTURING PROVISION
    In the fourth quarter of 1993, the Company recorded a $40.6 million restructuring charge ($27.2 million net of income tax effect), based on management's estimate of the effects of the contemplated actions. The provision provided for sale or shutdown of certain small operating companies, employees' severance, write-off of intangible assets, anticipated losses on the sale of vacant facilities and product lines and consolidation of facilities and product lines for increased efficiency. The charges reduced 1993 earnings per share by $4.14.

    During the third quarter of fiscal 1995, several remaining restructuring actions were completed. The restructuring plan was comprehensively reviewed and the total restructuring costs were lowered to $38.5 million. As a result, the Company took a restructuring credit in the third quarter of fiscal 1995 of $2.1 million ($1.4 million, or $.20 per share, net of income tax), or approximately 5% of the original charge. The Company believes the restructuring action is now substantially complete.

12. BUSINESS SEGMENT INFORMATION
    Details of the Company's operations by business segment for the years ended October 31 were as follows:

                                                                        1993        1994        1995
                                                                     ----------  ----------  ----------
                                                                               (IN THOUSANDS)
Net Sales
  Automation.......................................................  $   94,460  $  108,642  $  156,116
  Aerospace and Defense............................................      99,071      93,370      98,027
  Instrumentation..................................................      91,621      92,032      97,754
                                                                     ----------  ----------  ----------
                                                                        285,152  $  294,044  $  351,897
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
Earnings (Loss) Before Income Taxes
  Automation.......................................................  $    7,887  $   11,913  $   24,215
  Aerospace and Defense............................................       7,259       9,809       6,493
  Instrumentation..................................................         935       1,537       6,627
                                                                     ----------  ----------  ----------
    Operating Earnings.............................................      16,081      23,259      37,335
                                                                     ----------  ----------  ----------
  Corporate expense................................................      (7,166)     (8,457)     (8,485)
  Restructuring (provision) credit.................................     (40,626)     --           2,067
  Interest income..................................................         122         113       1,156
  Interest expense.................................................      (6,446)     (6,098)     (5,598)
                                                                     ----------  ----------  ----------
                                                                     $  (38,035) $    8,817  $   26,475
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
Identifiable Assets
  Automation.......................................................  $   41,752  $   49,540  $   57,849
  Aerospace and Defense............................................      77,419      76,681      68,785
  Instrumentation..................................................      55,744      49,822      45,412
  Corporate (1)....................................................      30,757      41,481      53,668
                                                                     ----------  ----------  ----------
                                                                     $  205,672  $  217,524  $  225,714
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
Capital Expenditures
  Automation.......................................................  $    2,402  $    4,214  $    5,848
  Aerospace and Defense............................................       4,125       3,158       2,750
  Instrumentation..................................................       2,935       3,847       2,833
  Corporate........................................................          94          69          30
                                                                     ----------  ----------  ----------
                                                                     $    9,556  $   11,288  $   11,461
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
Depreciation and Amortization
  Automation.......................................................  $    3,982  $    3,546  $    4,388
  Aerospace and Defense............................................       7,829       6,128       6,002
  Instrumentation..................................................       7,158       6,257       5,754
  Corporate........................................................         290         483         455
                                                                     ----------  ----------  ----------
                                                                     $   19,259  $   16,414  $   16,599
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------

------------------------
(1) Primarily cash, net deferred tax assets (See Note 6), and prepaid pension expense (See Note 5).

    The   Company's  principal  foreign   operations  consist  of  manufacturing
facilities located in France, Spain, Mexico and Italy, and include sales and service operations located in England, Germany, Japan and France.

    Details of the Company's operations by geographic area for the years ended October 31 were as follows:

                                                                1993      1994      1995
                                                              --------  --------  --------
                                                                     (IN THOUSANDS)
SALES
  Domestic
    Unaffiliated customers -- U.S...........................  $195,808  $203,010  $227,810
    Unaffiliated customers -- export........................    33,163    34,248    61,051
    Intercompany............................................     4,163     6,231    11,132
                                                              --------  --------  --------
                                                              $233,134  $243,489  $299,993
                                                              --------  --------  --------
  Foreign
    Unaffiliated customers..................................  $ 56,181  $ 56,786  $ 63,036
    Intercompany............................................        29       628     1,073
                                                              --------  --------  --------
                                                              $ 56,210  $ 57,414  $ 64,109
                                                              --------  --------  --------
  Eliminations..............................................  $ (4,192) $ (6,859) $(12,205)
                                                              --------  --------  --------
  Net Sales.................................................  $285,152  $294,044  $351,897
                                                              --------  --------  --------
                                                              --------  --------  --------
OPERATING EARNINGS (LOSS)(1)
  Domestic..................................................  $ 13,042  $ 20,449  $ 38,238
  Foreign...................................................     2,833     2,994       (80)
  Eliminations..............................................       206      (184)     (823)
                                                              --------  --------  --------
                                                              $ 16,081  $ 23,259  $ 37,335
                                                              --------  --------  --------
                                                              --------  --------  --------
IDENTIFIABLE ASSETS (2)
  Domestic..................................................  $142,644  $133,200  $134,897
  Foreign...................................................    33,604    42,843    37,149
                                                              --------  --------  --------
                                                              $176,248  $176,043  $172,046
                                                              --------  --------  --------
                                                              --------  --------  --------

------------------------
(1)  Before restructuring (provision) credit, shown on page F-15.

(2)  Excludes Corporate, shown on page F-15.

    The above sales are based upon geographic origin of sale. Intercompany sales are made at selling prices comparable to those to unaffiliated customers. Sales to any single customer or government entity did not exceed 10% of consolidated sales. Operating earnings are net sales less operating expenses.

    Product lines contributing more than 10% of total sales in any of the years ended October 31 were as follows:

                                                              1993 1994 1995
                                                              ---  ---  ---
Printed circuit board drilling equipment....................  16 % 18 % 26 %
Gauge products..............................................  13 % 13 % 12 %

13. QUARTERLY FINANCIAL DATA (UNAUDITED)
    The following is a summary of unaudited quarterly financial information:

                                                               FIRST   SECOND    THIRD   FOURTH
                                                              -------  -------  -------  -------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                           AMOUNTS)
YEAR ENDED OCTOBER 31, 1994
Net sales...................................................  $57,872  $70,867  $71,676  $93,629
Gross margin................................................   21,725   27,867   28,496   37,559
Net earnings (loss).........................................     (404)   1,154    1,515    5,298(1)
Net earnings (loss) per share...............................  $  (.06) $   .18  $   .23  $   .80(1)
YEAR ENDED OCTOBER 31, 1995
Net sales...................................................  $83,332  $84,812  $87,318  $96,435
Gross margin................................................   33,394   34,593   36,034   37,042
Net earnings................................................    2,198    3,051    6,589(2)   5,543
Net earnings per share......................................  $   .32  $   .44  $   .93(2) $   .84

------------------------
(1) Net earnings in the fourth quarter of 1994 reflect a $2.0 million, or $.30 per share, tax benefit recorded as a result of a settlement with the Internal Revenue Service. Without this credit, net earnings would have been $3.3 million or $.50 per share.

(2) Net earnings in the third quarter of 1995 reflect nonrecurring items including a pre-tax restructuring credit of $2.1 million, or $.20 per share on an after-tax basis, and a pre-tax patent infringement settlement credit of $1.3 million, or $.12 per share on an after-tax basis. Without these credits, net earnings would have been $4.2 million, or $.61 per share.

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                              -------------------

                               TABLE OF CONTENTS

                                                           PAGE
                                                            ---
Prospectus Summary....................................           3
Risk Factors..........................................           6
Use of Proceeds.......................................           9
Price Range of Common Stock and Dividend Policy.......           9
Capitalization........................................          10
Selected Historical Financial and Operating Data......          11
Management's Discussion and Analysis of Results of
  Operations and Financial Condition..................          12
Business..............................................          16
Management............................................          22
Security Ownership of Certain Beneficial Owners and
  Management..........................................          24
Description of Capital Stock..........................          25
Underwriting..........................................          29
Legal Matters.........................................          31
Experts...............................................          31
Available Information.................................          31
Incorporation of Certain Documents by Reference.......          32
Index to Financial Statements.........................         F-1

                                1,800,000 SHARES

                                     [LOGO]

                       ESTERLINE TECHNOLOGIES CORPORATION

                                  COMMON STOCK

                              --------------------

                                   PROSPECTUS

                              --------------------

                            PAINEWEBBER INCORPORATED

                          RAGEN MACKENZIE INCORPORATED

                         PACIFIC CREST SECURITIES INC.

                                  ------------

                                FEBRUARY 8, 1996

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]

                                1,800,000 SHARES

                                     [LOGO]

                       ESTERLINE TECHNOLOGIES CORPORATION
                                  COMMON STOCK
                                ----------------

    All of the shares of Common Stock offered hereby are being sold by Esterline Technologies Corporation, a Delaware corporation (the "Company"). Of the
1,800,000 shares of Common Stock offered, 360,000 shares are being offered hereby in an international offering outside the United States and Canada (the "International Shares") and 1,440,000 shares are being offered in a concurrent offering in the United States and Canada. The price to the public and aggregate underwriting discounts and commissions per share will be identical for both offerings. See "Underwriting."

    The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the trading symbol "ESL." On February 7, 1996, the last reported sale price of the Common Stock as reported by the NYSE was $23.25 per share. See "Price Range of Common Stock."
                              -------------------

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" ON PAGE 6 IN THIS PROSPECTUS.
                               -----------------

THESE   SECURITIES   HAVE   NOT   BEEN   APPROVED   OR   DISAPPROVED   BY    THE
   SECURITIES    AND   EXCHANGE   COMMISSION    OR   ANY   STATE   SECURITIES
     COMMISSION  NOR  HAS  THE   SECURITIES  AND  EXCHANGE  COMMISSION   OR
        ANY   STATE  SECURITIES  COMMISSION  PASSED  UPON  THE  ACCURACY
            OR ADEQUACY OF  THIS PROSPECTUS.  ANY REPRESENTATION  TO
                          THE CONTRARY IS A CRIMINAL OFFENSE.

                                                         UNDERWRITING
                                        PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                         PUBLIC         COMMISSIONS (1)      COMPANY (2)
Per Share.........................       $23.00              $1.18             $21.82
Total.............................     $41,400,000        $2,124,000         $39,276,000
Total Assuming Full Exercise of
 Over-Allotment Option (3)........     $47,610,000        $2,442,600         $45,167,400

(1)  See "Underwriting."
(2) Before deducting expenses estimated at $415,000, which are payable by the Company.
(3) Assuming exercise in full of the 30-day option granted by the Company to the Underwriters to purchase up to 270,000 additional shares, on the same terms, solely to cover over-allotments. See "Underwriting."

                              -------------------

    The International Shares are offered by the International Underwriters, subject to prior sale, when, as and if delivered to and accepted by the International Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York City on or about February 13, 1996.
                              -------------------

PAINEWEBBER INTERNATIONAL
                          RAGEN MACKENZIE INCORPORATED
                                                   PACIFIC CREST SECURITIES INC.
                                  ------------

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 8, 1996.

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

    The following is a general discussion of certain United States Federal tax consequences of the acquisition, ownership, and disposition of Common Stock by a holder that, for United States Federal income tax purposes, is not a "United States person" (a "Non-United States Holder"). This discussion is based upon the United States Federal tax law now in effect, which is subject to change, possibly retroactively. For purposes of this discussion, a "United States person" means a citizen or resident of the United States; a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; or an estate or trust whose income is includible in gross income for United States Federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder. Prospective investors are urged to consult their tax advisors regarding the United States Federal tax consequences of acquiring, holding, and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

DIVIDENDS

    Dividends paid to a Non-United States Holder will generally be subject to withholding of United States Federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, in which case the dividend will be subject to the United States Federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax). Non-United States Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above. A Non-United States Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of or exemption from withholding under the foregoing rules.

GAIN ON DISPOSITION

    A Non-United States Holder will generally not be subject to United States Federal income tax on gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder or (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met. Gain that is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder will be subject to the United States Federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax) but will not be subject to withholding. Non-United States Holders should consult applicable treaties, which may provide for different rules.

FEDERAL ESTATE TAXES

    Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States Federal estate tax purposes) of the United States at the date of death will be included in such individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    Under temporary United States Treasury regulations, United States information reporting requirements and backup withholding tax will generally not apply to dividends paid on the Common Stock to a Non-United States Holder at an address outside the United States. Payments by a United States office of a broker of the proceeds of a sale of the Common Stock is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of the Common Stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]

    Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

    These information reporting and backup withholding rules are under review by the United States Treasury and their application to the Common Stock could be changed by future regulations.

                                  UNDERWRITING

    The International Underwriters named below, acting through PaineWebber (U.K.) Ltd., Ragen MacKenzie Incorporated, and Pacific Crest Securities Inc., as International Representatives (the "International Representatives"), have severally agreed, subject to the terms and conditions set forth in the
Underwriting Agreement by and among the Company and the International Underwriters (the "International Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the International Underwriters, the aggregate number of shares of Common Stock set forth opposite their names below:

                                                                                NUMBER OF
U.S. UNDERWRITERS                                                                SHARES
-----------------------------------------------------------------------------  -----------
PaineWebber International (U.K.) Ltd.........................................     150,000
Ragen MacKenzie Incorporated.................................................     150,000
Pacific Crest Securities Inc.................................................      60,000
                                                                               -----------
Total........................................................................     360,000
                                                                               -----------
                                                                               -----------

    In addition, the U.S. Underwriters (together with the International Underwriters, the "Underwriters"), in a concurrent offering of the Common Stock to United States or Canadian Persons (as defined below), acting through PaineWebber Incorporated, Ragen MacKenzie Incorporated, and Pacific Crest Securities Inc., as Representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting
Agreement by  and  among  the  Company and  the  U.S.  Underwriters  (the  "U.S.
Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the U.S. Underwriters, 1,440,000 shares of Common Stock.

    The International Underwriting Agreement provides that the obligation of the International Underwriters to purchase the shares of Common Stock listed above is subject to certain conditions. The International Underwriting Agreement also provides that the International Underwriters are obligated to purchase, and the Company is obligated to sell, all the shares of Common Stock offered hereby if any are purchased (without consideration of any shares that may be purchased through the Underwriters' over-allotment option). The offering price and underwriting discounts and commissions under both underwriting agreements are identical. In general, the closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement is a condition to closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Underwriting Agreement and vice versa. PaineWebber Incorporated is an affiliate of PaineWebber International (U.K.) Ltd.

    The International Representatives have advised the Company that the International Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $.67 per share and that the International Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain other dealers, including the International Underwriters. After the shares of Common Stock are released for sale to the public, the public offering price and concessions and discounts may be changed by the International Underwriters.

    Each International Underwriter has agreed that, as part of the distribution of the shares of Common Stock, (a) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person within the United States or Canada or to any United States or Canadian Person. Each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock, (a) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell,

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS] directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person outside the United States or Canada or to anyone other than a United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between (as defined below). As used herein, "United States or Canadian Person" means any individual who is resident in the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under or governed by the laws of the United States or Canada or any political subdivision thereof (other than a foreign branch of any United States or Canadian Person), and shall include any United States or Canadian branch of a person other than a United States or Canadian Person; and "United States" shall mean the Untied States of America, its territories, possessions and all areas subject to its jurisdiction.

    Each International Underwriter has severally represented and agreed that (i) it has not offered or sold and will not offer or sell in the United Kingdom, by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute and offer to the public within the meaning of the Companies Act 1985; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in, from and otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock to a person who is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 or is a person to whom such document may otherwise lawfully be issued or passed on.

    The U.S. Underwriters and International Underwriters have entered into an Agreement Between U.S. and International Underwriters (the "Agreement Between") that provides for the coordination of their activities. Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed upon. The per share price of any shares so sold shall be the public offering price set forth on the cover page of the Prospectus, less an amount not greater than the per share amount of the concession to dealers set forth above. To the extent there are sales between the U.S. Underwriters and the International Underwriters, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount appearing on the cover page of this Prospectus.

    The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day subsequent to the effective date of this offering, to purchase up to an aggregate of 270,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise such option only to cover over-allotments, if any, incurred in the sale of the shares of Common Stock. To the extent that the Underwriters exercise such option, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the percentage it is required to purchase of the total number of shares of Common Stock under the U.S. or International Underwriting Agreement, as the case may be.

    The Company has agreed to indemnify the U.S. Underwriters and the International Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the U.S. Underwriters or the International Underwriters may be required to make in respect thereof.

    The Company and an executive officer have agreed that they will not sell, contract to sell or otherwise dispose of any shares of Common Stock or any rights to purchase or acquire shares of Common Stock for a period of 90 days after the effective date of this offering, except for the shares of Common Stock offered hereby, the issuance of shares by the Company pursuant to employee stock options and the issuance of shares or options by the Company pursuant to employee benefit, stock option and compensation plans of the Company, without the prior written consent of the Representatives.

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]

                                 LEGAL MATTERS

    Certain legal matters with respect to the shares of the Common Stock offered hereby will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California. Certain legal matters relating to the offering will be passed upon for the Underwriters by Milbank, Tweed, Hadley & McCloy, Los Angeles, California.
                                    EXPERTS

    The consolidated financial statements of the Company as of October 31, 1994 and 1995 and for each of the three years in the period ended October 31, 1995 included in this Prospectus, and related financial statement schedules incorporated herein by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and by reference, and have been so incorporated and included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and inspected and copied or obtained by mail at prescribed rates from the public reference facilities maintained by the Commission at its principal offices: 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

    The Company's Common Stock is listed on the New York Stock Exchange. The Company's reports, proxy statements and other information can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the Common Stock described in this Prospectus. This Prospectus does not contain all the information set forth in the registration statement and exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the registration statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by reference to such exhibit. The registration statement, including exhibits and schedules thereto, may be inspected without charge or copied in whole or in part at prescribed rates at the Commission's principal offices set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference, except as superseded or modified herein:

    1. The Description of the Company's Common Stock which is contained in the Company's Registration Statement on Form 8-A, dated May 22, 1970.

    2. The Company's Annual Report on Form 10-K and Amendment No. 1 on Form 10-K/A for the fiscal year ended October 31, 1995.

    Each document filed subsequent  to the date of  this prospectus pursuant  to
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing such document.

    The Company will provide a copy of the documents incorporated by reference herein (other than exhibits to such documents) without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request by such person. Requests should be addressed to:
Esterline Technologies Corporation, 10800 NE 8th Street, Bellevue, Washington 98004, Attention: Director, Corporate Communications (telephone number (206) 453-9400).

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                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]

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    NO PERSON  HAS  BEEN AUTHORIZED  TO  GIVE ANY  INFORMATION  OR TO  MAKE  ANY
REPRESENTATIONS  IN CONNECTION WITH THIS OFFERING  OTHER THAN THOSE CONTAINED IN
THIS  PROSPECTUS   AND,  IF   GIVEN  OR   MADE,  SUCH   OTHER  INFORMATION   AND
REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                              -------------------

                               TABLE OF CONTENTS

                                                          PAGE
                                                           ---
Prospectus Summary....................................          3
Risk Factors..........................................          6
Use of Proceeds.......................................          9
Price Range of Common Stock and Dividend Policy.......          9
Capitalization........................................         10
Selected Historical Financial and Operating Data......         11
Management's Discussion and Analysis of Results of
  Operations and Financial Condition..................         12
Business..............................................         16
Management............................................         22
Security Ownership of Certain Beneficial Owners and
  Management..........................................         24
Description of Capital Stock..........................         25
Certain United States Federal Tax Consequences to
  Non-United States Holders...........................         29
Underwriting..........................................         30
Legal Matters.........................................         32
Experts...............................................         32
Available Information.................................         32
Incorporation of Certain Documents by Reference.......         32
Index to Financial Statements.........................        F-1

                                1,800,000 SHARES

                                     [LOGO]

                             ESTERLINE TECHNOLOGIES
                                  CORPORATION

                                  COMMON STOCK

                              --------------------

                                   PROSPECTUS

                              --------------------

                           PAINEWEBBER INTERNATIONAL

                          RAGEN MACKENZIE INCORPORATED

                         PACIFIC CREST SECURITIES INC.

                                  ------------

                                FEBRUARY 8, 1996

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